Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of December 10, 2025

by and among

Arteris, Inc.,

Cabernet Merger Sub I, Inc.,

Arteris Security, LLC,

Cycuity, Inc.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC

(as Holder Representative)

i

ii

EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of Joinder Agreement
Exhibit D	Form of Warrant Cancellation Agreement
Exhibit E	Form of Note Cancellation Agreement
Exhibit F	Form of Investment Representation Letter

SCHEDULES

Schedule 1	Key Employees
Schedule 2.9(a)(1)	Key Optionholders
Schedule 2.10(c)	Earnout Events

iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the “Agreement”) is made and entered into as of December 10, 2025, by and among: ARTERIS, INC., a Delaware corporation (“Parent”); CABERNET MERGER SUB I, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub I”); ARTERIS SECURITY, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub II”, and together, with Merger Sub I, the “Merger Subs”); CYCUITY, INC., a Delaware corporation (the “Company”); and Shareholder Representative Services LLC, a Colorado limited liability company (solely in its capacity as representative of the Indemnifying Holders, the “Holder Representative”). Certain capitalized terms used in this Agreement shall have the meanings set forth in Section 1.1 (or as defined elsewhere in this Agreement in accordance with Section 1.2).

BACKGROUND

1.

Parent, Merger Sub I, Merger Sub II and the Company intend to effect the acquisition of the Company by Parent as follows: (1) Merger Sub I is to merge with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (as amended, the “DGCL”), pursuant to which the Company would become a direct, wholly-owned Subsidiary of Parent and Merger Sub I will cease to exist (the “First Merger”); (2) immediately following the First Merger, and as part of the same overall transaction, the Company is to merge with and into Merger Sub II in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (as amended, the “DLLCA”), with Merger Sub II as the surviving company in such merger (the “Second Merger”, and together with the First Merger, the “Mergers”).

2.	The respective boards of directors or managers (as applicable) of Parent, the Merger Subs and the Company have approved this Agreement and the Mergers.

3.

Parent, Merger Sub I, Merger Sub II and the Company intend (i) that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and (ii) that the First Merger and Second Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

4.

As an inducement for Parent and the Merger Subs to enter into this Agreement and consummate the Mergers: (i) each of the Parent, each Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Contemplated Transactions and also prescribe various conditions to the Contemplated Transactions, (ii) (A) certain persons identified on Schedule 1 (the “Key Employees”) in accordance with Section 7.2(f)(i) below are entering into employment agreements with Parent and, (B) certain persons identified in Section 7.2(f)(ii) below are entering into restrictive covenants agreements with Parent which include non-competition and non-solicitation provisions and (iii) the Company is delivering an action by written consent of the stockholders of the Company approving the First Merger and the other Contemplated Transactions.

AGREEMENT

The parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Accredited Investor” means any holder of Company Warrants, or any holder of Company Capital Stock who either (i) has completed and delivered to the Company and Parent prior to the Closing Date a duly executed Investment Representation Letter, certifying that such Person an “accredited investor” as defined therein, or (ii) is determined by Parent in its sole discretion to be an “accredited investor.”

“Accrued Income Taxes” means, without duplication, the aggregate amount of all accrued but unpaid income Taxes of the Company for any Pre-Closing Tax Period (whether or not yet due and payable) determined on a jurisdiction by jurisdiction basis (with the amount for each jurisdiction never being less than zero ($0)); provided that for purposes of calculating such Accrued Income Taxes, any Liability shall (a) be calculated in accordance with past practice (including reporting positions, elections and accounting methods to the extent permitted by applicable law), (b) exclude all deferred Tax assets and liabilities, (c) be calculated by assuming that any prepayment or deferred revenue made prior to Closing, in each case, was fully includable in income in a Pre-Closing Tax Period, (d) any estimated Tax payments and overpayments of Tax by the Company and any net operating losses of the Company for a Pre-Closing Tax Period shall be taken into account to the extent that such items actually reduce the applicable Tax liabilities in the same jurisdiction as such estimated payments, overpayments or net operating losses relate to as a matter of applicable Tax laws (on a “more likely than not” or higher level of comfort), (e) be determined at the end of the day on the Closing Date and take into account all Transaction Tax Deductions (determined by applying the 70% safe harbor election under Revenue Procedure 2011-29 to any “success based fees,” where applicable) to the extent available to offset income of the Company (but not below zero) in the jurisdiction in which such income arose in a Pre-Closing Tax Period (on a “more likely than not” or higher level of comfort), and (f) shall be determined in accordance with Section 6.7(h) and, in the case of a Straddle Period, be determined in accordance with Section 6.7(b).

“Action” means any claim, suit, dispute, proceeding, arbitral action, investigation or criminal prosecution.

“Adjustment Escrow Amount” means $330,000.

“Adjustment Escrow Release Amount” means any releases from the Adjustment Escrow Fund in accordance with Section 2.11.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Aggregate Exercise Amount” means the aggregate exercise price of all In-the-Money Company Options and In-the-Money Company Warrants that would be payable upon exercise in full of all the In-the-Money Company Options and In-the-Money Company Warrants outstanding as of immediately prior to the First Effective Time (excluding the In-the-Money Company Warrants that are exercisable for shares of Company Series A-1 Preferred Stock).

“Aggregate Liquidation Preference” means an amount equal to the sum of (i) the Series Seed-2 Liquidation Preference, (ii) the Series A Liquidation Preference and (iii) the Series A-1 Liquidation Preference.

“AI Technologies” means any machine learning, deep learning, automated decision making, and other artificial intelligence (“AI”), including any and all (a) proprietary algorithms, Software, generative artificial intelligence tools or other information technology assets that make use of, incorporate, or employ large language models, expert systems, natural language processing, computer vision, automated speech recognition, automated planning and scheduling, neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), transformers, trained models, or reinforcement learning, and (b) proprietary embodied AI and related hardware or equipment.

“Anti-Bribery Law” means (i) the US Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, and (iii) any other law, rule, regulation, or other legally binding measure of any jurisdiction that relates to bribery or corruption.

“Applicable Data Protection Requirements” means all Laws, Contracts, Company privacy policies or notices, and industry standards or self-regulatory frameworks binding on the Company relating to privacy, data protection, or data security.

“Business” means the business and operations of the Company, as conducted and as proposed to be conducted as of the date of this Agreement (including the continued and future development and future commercialization of the Company Product, including the resulting use and manufacture therefor).

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California.

“Cash” means cash and cash equivalents, including investment securities with original maturities of 90 days or less.

“Cash Consideration Percentage” means the Adjusted Cash Value divided by the Adjusted Transaction Value, expressed as a percentage.

“Charter Document” means the certificate of incorporation, bylaws, memorandum of association, certificate of association, limited partnership agreement, limited liability company agreement, operating agreement, or equivalent governing document of an entity, in each case as amended to the date hereof.

“Cleanup” means all actions required by applicable Law to: (i) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

“Closing Cash” means Cash held by the Company as of the close of business on the day immediately preceding the Closing Date, excluding Restricted Cash.

“Closing Cash Adjustment” means an amount of cash to make payments to (i) the holders of Company Capital Stock who are Unaccredited Investors pursuant to Section 2.7 to replace shares of Parent Common Stock that such holders would have otherwise been entitled to receive as Closing Merger Consideration if they were Accredited Investors and (ii) the holders of In-the-Money Company Options pursuant to Section 2.9(a)(i)(A) (including the cash payable to the individuals set forth on Schedule 2.9(a)(1)) to the extent entitled to cash hereunder minus the Cash Consideration Percentage multiplied by the total consideration that the holders of In-the-Money Company Options are entitled to pursuant to Section 2.9(a)(i)(A) (valuing shares of Parent Common Stock at the Parent Stock Price).

“Closing Indebtedness” means the aggregate amount of all outstanding Debt (including principal and accrued and unpaid interest) of the Company as of immediately prior to the First Effective Time, including any penalties or premiums that would be associated with the full repayment and retirement of such Debt (whether prior to or following the First Effective Time). For the avoidance of doubt, no fees and expenses shall be double counted when calculating Closing Indebtedness, and no amounts included in Company Transaction Expenses shall be included in Closing Indebtedness.

“Closing Net Working Capital” means, as of the close of business on the day immediately preceding the Closing Date, the current assets of the Company, less the current liabilities of the Company, in each case, calculated in accordance with GAAP on a basis consistent with the Company’s accounting principles, policies, methods, treatments and procedures used in the preparation of the Company Financial Statements. The determination of Closing Net Working Capital shall include any outstanding corporate credit card balances and exclude Closing Cash, Closing Indebtedness, deferred and income Tax assets and liabilities (other than any Accrued Income Taxes), deferred revenue, and Unpaid Company Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company AI Products” means all products and services of the Company that employ or make use of AI Technologies.

“Company Benefit Plan” means each employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of ERISA), and each stock purchase, stock option, restricted stock, stock unit, stock appreciation right, severance, employment, consulting, change-in-control, fringe benefit, bonus, incentive, deferred compensation, vacation, group or individual health, dental, medical and life insurance, survivor benefits, and each other employee benefit plan, agreement, program, policy or other arrangement (whether written or unwritten), in each case, that is maintained, contributed to or under which benefits are provided by the Company for the benefit of any current or former Company Service Provider or with respect to with the Company has any actual or contingent Liability, in each case, including any plan, program, policy, practice, Contract, agreement or arrangement that is sponsored by a professional employer organization or co-employer organization (a “PEO”) under which a Company Service Provider may be eligible to receive benefits in connection with engagement of a PEO by the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company Data” means all data maintained by or on behalf of the Company, whether or not in electronic form.

“Company Employee” means each current or former employee of the Company.

“Company Equity Plan” means the “2013 Stock Plan” adopted by the Company on August 30, 2013.

“Company IP” means all Proprietary Rights owned by or licensed (exclusively or otherwise) to the Company.

“Company Non-Converting Preferred Stock” means the Company Series Seed-2 Preferred Stock, the Company Series A Preferred Stock and the Company Series A-1 Preferred Stock.

“Company Optionholders” means the holders of record of Company Options.

“Company Options” means options (whether or not vested or exercisable) to purchase shares of Company Common Stock.

“Company Preferred Stock” means the Company Series Seed Preferred Stock, the Company Series Seed-2 Preferred Stock, the Company Series A Preferred Stock, and the Company Series A-1 Preferred Stock.

“Company Product” means Radix and all derivatives thereof, plus any new products developed, launched, licensed, sold, or commercialized by the Company before the date of this Agreement.

“Company Series A Preferred Stock” means the Series A preferred stock of the Company, par value $0.0001 per share.

“Company Series A-1 Preferred Stock” means the Series A-1 preferred stock of the Company, par value $0.0001 per share.

“Company Series Seed Preferred Stock” means the Series Seed preferred stock of the Company, par value $0.0001 per share.

“Company Series Seed-2 Preferred Stock” means the Series Seed-2 preferred stock of the Company, par value $0.0001 per share.

“Company Service Provider” means each current director, officer, employee or independent contractor of the Company.

“Company Transaction Expenses” means all third-party fees, costs, expenses, payments, and expenditures incurred or required to be paid by the Company, or by or on behalf of any securityholder for which the Company is responsible, in any case, at or prior to the Closing in connection with the Contemplated Transactions, whether or not billed or accrued prior to the Closing, including (i) any fees, costs, disbursements, expenses, payments and expenditures payable to legal counsel, accountants or other advisors of the Company that are payable by the Company in connection with the Contemplated Transactions, (ii) all bonuses, incentive compensation, commission, termination payments, retention, severance or other change in control, separation or other similar payments to be paid in connection with the Contemplated Transactions (whether paid or provided on or following the Closing Date, including payments and/or benefits provided upon terminations of employment or in respect of Company Benefit Plans following Closing), including the Cycuity, Inc. Management Carveout Plan approved by the Company’s Board of Directors on January 17, 2025 (the “Management Carveout Plan”), and the employer portion of any payroll or similar Taxes with respect thereto, (iii) the maximum amount of fees, costs, disbursements, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any escrows or other contingencies, (iv) termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company resulting from the early termination of Contracts in connection with the Contemplated Transactions, (v) any payments required to obtain consents, waivers, terminations or amendments as a result of or in connection with the Contemplated Transactions under (a) any Contract of the Company set forth on Section 7.2(e) of the Company Disclosure Schedule, and (b) under any other Contract of the Company (provided that, with respect to (b), solely as to specified amounts expressly set forth in such Contract of the Company as becoming due in connection with delivery of such consent, waiver, termination or amendment), (vi) the cost of the D&O Tail Policy, (vii) the lesser of (A) $75,000 and (B) 50% of the Registration Fees, and (viii) 50% of the fees and expenses of the Escrow Agent and the Paying Agent in connection with the Contemplated Transactions.

“Company Warrantholders” means the holders of record of Company Warrants.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated July 21, 2022, between Company and Parent, as amended by the Amendment No. 1 to Mutual Confidentiality Agreement, dated October 23, 2025.

“Contemplated Transactions” means all transactions and actions contemplated by this Agreement (including the Mergers) and all transactions and actions contemplated by the other Transaction Documents.

“Contingent Cash Adjustment” means an amount of cash to make payments to (i) the holders of Company Capital Stock who are Unaccredited Investors pursuant to Section 2.7 to replace shares of Parent Common Stock that such holders would have otherwise been entitled to receive as Earnout Payments if they were Accredited Investors and (ii) the holders of In-the-Money Company Options pursuant to Section 2.9(a) to replace shares of Parent Common Stock that such holders would have otherwise been entitled to receive as Earnout Payments, but for Section 2.10(d)(i).

“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, instrument, lease, license, purchase and sales order, conditional sales contract, mortgage or other arrangement, whether written or oral, including any and all amendments and modifications thereto.

“Convertible Notes” means, collectively, those Secured Senior Convertible Promissory Notes issued pursuant to that certain Note Purchase Agreement, dated January 22, 2025, among the Company and the lenders named on the Schedule of Lenders attached thereto.

“Damages” means any liabilities, losses, damages, penalties, fines, interest, Taxes, judgments, royalties, claims, costs or expenses (including costs of investigation, defense and settlement and reasonable attorneys’ fees and expenses and reasonable expenses of other professionals); provided, that for purposes of clarity and avoidance of doubt, Damages shall not include (i) any punitive or exemplary damages unless awarded by a Governmental Authority in connection with a third party claim or (ii) any consequential damages unless reasonably foreseeable under an objective standard.

“Debt” of any Person means, without duplication, (i) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all Liabilities evidenced by bonds, debentures, notes or similar instruments (including, for the avoidance of doubt, obligations relating to the repayment of the Convertible Notes under the Note Cancellation Agreement), and all Liabilities in respect of redeemable or purchasable shares of capital stock or securities convertible into shares of capital stock, (ii) all Liabilities in excess of $50,000 of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities (but excluding accounts payable), (iii) all Liabilities in excess of $50,000 of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases, (iv) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar transaction, (v) any accrued but unpaid bonuses, commissions, vacation or paid time off, travel, entertaining or other business expense reimbursements, severance, termination or retention payments, incentive, deferred compensation or similar obligations, fees or other compensation or benefits payable to any Company Service Provider, and the employer portion of any payroll or similar Taxes payable with respect thereto, (vi) with respect to the Company, all Liabilities of the Company with respect to the Convertible Notes, (vii) all guarantees by such Person of liabilities or obligations of a third party similar to the types described in clauses (i) to (vi), (viii) all Accrued Income Taxes, and (ix) all interest, fees, change of control payments, prepayment premiums, break costs, prepayment fees and other expenses owed or incurred with respect to the Debt referred to in clauses (i) through (viii) above. Notwithstanding the foregoing, “Debt” excludes any corporate credit card balances.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, restriction on transfer (such as a right of first refusal or other similar rights) or other similar encumbrance; provided, for clarity, that licenses of Proprietary Rights are not Encumbrances.

“Enforceability Exception” means the effect, if any, of: (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Environmental Claim” means any Action or other written notice by any Person alleging liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) any Hazardous Materials Activity, (ii) the presence, release or threatened release of any Hazardous Materials by the Company, or (iii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Law” means any Law pertaining to pollution, the protection of human health or the environment, and land use, air, soil, surface water, groundwater (including the protection, Cleanup, removal, remediation or damage thereof).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company, would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Expense Amount” means $100,000.

“Expense Fund Release Amount” means any releases from the Holder Expense Fund in accordance with Section 9.7.

“Fraud” means common law fraud under Delaware law, including the element of scienter.

“Fully Diluted Common Number” shall equal the aggregate number, without duplication, of (i) shares of Company Common Stock issued and outstanding, (ii) the Total Outstanding Series Seed Preferred Shares, (iii) shares of Company Common Stock issuable upon exercise of outstanding In-the-Money Company Options, whether or not vested, (iv) shares of Company Common Stock or Company Preferred Stock issuable upon exercise of Company Warrants, and (v) shares of Company Capital Stock issuable upon the conversion or exercise of any other convertible security of the Company, in each case immediately prior to the First Effective Time; provided, however, for purposes of clarity and avoidance of doubt, the foregoing clause (v) shall not include the Convertible Notes to the extent satisfied pursuant to Note Cancellation Agreements.

“Fully Diluted Total Number” shall equal the Fully Diluted Common Number plus the sum of (i) the Total Outstanding Series Seed-2 Preferred Shares, (ii) the Total Outstanding Series A Preferred Shares, and (iii) the Total Outstanding Series A-1 Preferred Shares.

“Fundamental Representations” means the representations and warranties made by the Company in Section 4.1 (Authority; Due Execution; Board Approval; Vote Required), Section 4.2 (Organization; Standing and Power; No Subsidiaries), Section 4.3 (Capitalization), Section 4.4(i) (Non-Contravention), and Section 4.21 (Brokers) and in any certificate delivered hereunder to the extent covering such matters.

“GAAP” means generally accepted accounting principles and practices in the United States.

“Governmental Authority” means any government, any governmental entity, commission, board, regulatory or administrative authority, agency or self-regulatory organization, and any court, tribunal or judicial body, whether federal, state, county, local or foreign, any arbitral body or arbitrator and any instrumentality of any of the foregoing.

“Government Bid” means any written quotation, bid or proposal made by the Company that is outstanding as of the date of this Agreement and, if accepted or awarded, would result in a Government Contract.

“Government Contract” means any Contract for the provision of supplies or services in exchange for payment that is (a) between the Company, on the one hand, and a Governmental Authority, on the other hand, or (b) entered into by the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority, and, in each case, (i) the period of performance of which has not yet expired or terminated, (ii) the performance thereof is not complete or has remaining administrative items to finalize prior to formal close out, (iii) under which an audit right remains open, or (iv) for which final payment has not yet been received. A task, purchase, delivery or work order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but will be considered part of the Government Contract to which it relates.

“Governmental Order” means any order, judgment, injunction or decree issued, promulgated or entered by any Governmental Authority.

“Hazardous Material” means any material or substance that is prohibited or regulated by any Environmental Law based upon its toxic, dangerous, caustic or deleterious characteristics.

“Hazardous Materials Activity” means the handling, transportation, transfer, recycling, storage, use, treatment, removal, remediation, release, disposal, arrangement for disposal, exposure of others to, or distribution of any Hazardous Material.

“Holder” means each holder of (i) shares of Company Capital Stock and (ii) Company Options, in each case as of immediately prior to the First Effective Time.

“Indemnified Taxes” means, without duplication, (i) all Taxes of the Company attributable to all Pre-Closing Tax Periods, (ii) any Taxes of any Person (other than the Company) imposed on or payable by the Company under Treasury Regulations Section 1.1502-6 (or any similar provision of any applicable Law) by reason of the membership of the Company in an affiliated, consolidated, combined, unitary or similar group prior to the Closing, (iii) any Taxes imposed on the Company as a transferee or successor, or by contract, in each case, which relates to an event occurring in the Pre-Closing Tax Period, (iv) all Taxes arising under a Tax sharing, Tax indemnity, Tax allocation or similar Contract entered into in a Pre-Closing Tax Period, (v) all Transfer Taxes borne by Holders in Section 6.7(d), (vi) all Taxes of the Company directly arising from any breach or inaccuracy in the Tax Representations or breach of any covenant in Section 6.7 of this Agreement with respect to Tax matters, and (vii) any withholding Taxes imposed with respect to payments pursuant to this Agreement and made to any Holder, any holder of Convertible Notes, or any holder of Company Warrants (excluding any penalties, interest and other losses with respect thereto, only where the required amounts were not withheld as a result of a failure by Parent), in each case, other than Taxes that are included in the calculation of the Accrued Income Taxes; provided, that, for purposes of calculating Indemnified Taxes, any Liability shall be determined in accordance with Section 6.7(h) and, in the case of a Straddle Period, be determined in accordance with Section 6.7(b).

“Indemnifying Holder” means each holder of (i) shares of Company Capital Stock that are not Dissenting Shares and (ii) the Company Warrants, in each case as of immediately prior to the First Effective Time.

“Indemnity Escrow Amount” means $3,300,000.

“Indemnity Escrow Release Amount” means any releases from the Indemnity Escrow Fund in accordance with Section 2.6(d)(ii).

“Initial Cash Consideration” means $13,500,000.

“Initial Stock Consideration Amount” means $19,500,000.

“In-the-Money Company Option” means any Company Option, whether granted under the Company Equity Plan or otherwise, that is outstanding and unexercised as of immediately prior to the First Effective Time with an exercise price that is less than the Per Share Participating Common Price.

“In-the-Money Company Warrant” means any Company Warrant that is outstanding and unexercised as of immediately prior to the First Effective Time with an exercise price that is less than (i) the Per Share Participating Common Price or (ii) (with respect to any Company Warrant exercisable for shares of Company Series A-1 Preferred Stock only) the Series A-1 OIP.

“IP Representations” means the representations and warranties made by the Company in Section 4.15 (Proprietary Rights) (other than subsections (d) (sentences 4-9), (e), (h), (i), (j), (k), (l), (o), (r), and (s)) and in any certificate delivered hereunder to the extent covering such matters.

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” or “known to the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Company, awareness as to any matter or issue (i) actually known to, or (ii) which would have been obtained upon reasonable investigation and due inquiry by, any of the Knowledge Parties; provided, that “Knowledge of the Company” or “known to the Company” as used in Section 4.15 refers to the awareness as to any matter or issue (x) actually known by the Knowledge Parties, (y) that would have been obtained upon due inquiry by the Knowledge of their direct reports, or (z) based on reasonable conversations between the Knowledge Parties and the Company’s outside intellectual property counsel.

“Knowledge Parties” means Andreas Kuehlmann, Brenda Swiney, Jason Oberg and Mitch Mlinar.

“Law” means any federal, state, county, local or foreign statute, law, ordinance, common law, Governmental Order, regulation, rule or code of any Governmental Authority of competent jurisdiction.

“Legal Proceeding” means any action, suit, litigation, arbitration, claim, assessment, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Material Adverse Effect” means any change event, circumstance, development occurrence or effect that, individually or taken together with any other change event, circumstance, development, occurrence or effect (A) is, or would reasonably be expected to be, materially adverse to the business, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole or (B) is, or would reasonably be expected to materially impede the ability of Company to consummate the Contemplated Transactions in accordance with the terms hereof; provided, however, that Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect, result or state of facts to the extent resulting from (i) changes generally affecting the technology industry, or the economy or the financial or securities markets, in the United States, (ii) global, national or regional political conditions, including the engagement in, or escalation or worsening of hostilities in any country, political instability, or acts of terrorism or war, (iii) changes in Law or GAAP (or, in each case, changes to the interpretation or enforcement thereof) first announced or proposed or occurring after the date of this Agreement, (iv) the announcement of this Agreement and the transactions contemplated hereby (provided that the exception in this clause (iv) shall not apply to any representation or warranty that addresses the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and any condition to the Closing related thereto), (v) the failure by the Company to take any action prohibited by Section 6.2(b) of this Agreement if the Company requests Parent’s consent in accordance with this Agreement to take such action and Parent unreasonably withholds its consent thereto, (vi) any epidemics, pandemics, disease outbreaks, or other public health emergencies, or any natural disasters, earthquakes, floods, hurricanes, or other acts of God (including the actions of Governmental Authorities in response thereto), (vii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided further, that, with respect to clauses (i), (ii), (iii), (vi) or (vii), such event, change, circumstances, occurrence, effect, result or state of facts do not have a disproportionate impact on the Company relative to other companies in the industries in which the Company operates (in which case, only the extent of such disproportionate impact shall be taken into account in determining a Material Adverse Effect).

“Merger Consideration” means (i) the Closing Merger Consideration, plus (ii) the Contingent Merger Consideration.

“OFAC” means the US Treasury Department’s Office of Foreign Assets Control.

“Off-the-Shelf Software” means generally-available commercial Software obtained from a third party on general commercial terms that is used solely for the Company’s internal use and involved license, maintenance, support and other fees less than $25,000 per year in the aggregate.

“Open Source Software” means any Software that is licensed, distributed, or conveyed subject to any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or under any substantially similar licensing or distribution model (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License v3, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License, and any license listed at http://www.opensource.org/licenses).

“Owned Company IP” means all Company IP that is owned or purported to be owned by the Company.

“Parent Common Stock” means shares of common stock of the Parent, par value $0.001 per share.

“Parent Stock Price” means, (i) if the Parent VWAP is less than or equal to $12.42 (the “Lower Bound”), then Parent Stock Price will equal the Lower Bound, (ii) if the Parent VWAP is greater than or equal to $16.80 (the “Upper Bound”), then Parent Stock Price will equal the Upper Bound, and (iii) if the Parent VWAP is between the Lower Bound and the Upper Bound, then Parent Stock Price will equal the Parent VWAP (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Parent VWAP” means the average of the daily volume weighted average prices of one share of Parent Common Stock on the Nasdaq Stock Market as reported by Bloomberg L.P. for the period of 30 consecutive trading days immediately preceding the date that is two trading days prior to the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Patent Rights” means all granted patents (including utility, utility model, plant and design patents), pending patent applications (including additions, provisionals, national, regional and international applications, as well as original, substitutions, revisions, continuation, continuation-in-part, divisional and continued prosecution applications, reissues, and re-examination applications and similar instruments), and any term extension or other action by a Governmental Authority which provides rights beyond the original expiration date of any of the foregoing, whether within or outside the United States.

“Per Common Earnout Price” means (i)(A) the Earnout Payment minus (B) the aggregate amount payable to Company Non-Converting Preferred Stock pursuant to Section 2.7(a) in respect of the Per Series A Earnout Price, the Per Series A-1 Earnout Price, and the Per Series Seed-2 Earnout Price, if any, divided by (ii) the Fully Diluted Common Number.

“Per Series A Earnout Price” means, (i) the excess of the Per Share Reference Price over the Series A OIP, if any, and (ii) otherwise, $0.

“Per Series A-1 Earnout Price” means (i) the excess of the Per Share Reference Price over the Series A-1 OIP, if any, and (ii) otherwise, $0.

“Per Series Seed-2 Earnout Price” means (i) the excess of the Per Share Reference Price over the Series Seed-2 OIP, if any, and (ii) otherwise, $0.

“Per Share Participating Cash Consideration” means cash in an amount equal to (i) Per Share Participating Common Price, multiplied by (ii) the Cash Consideration Percentage.

“Per Share Participating Common Price” means (i) the Adjusted Transaction Value less the Aggregate Liquidation Preference plus the Aggregate Exercise Amount, divided by (ii) the Fully Diluted Common Number.

“Per Share Participating Stock Consideration” means a number of shares of Parent Common Stock equal to (i) Per Share Participating Common Price multiplied by the Stock Consideration Percentage , divided by (ii) the Parent Stock Price.

“Per Share Reference Price” means (i)(A) the Closing Merger Consideration plus (B) the Earnout Payment, in each case converting shares of Parent Common Stock into cash amounts by multiplying such shares by the Parent Stock Price, divided by (ii) the Fully Diluted Total Number.

“Per Share Series A Cash Consideration” means an amount equal to (i) the Series A OIP multiplied by (ii) the Cash Consideration Percentage.

“Per Share Series A Stock Consideration” means an amount equal to (i) (A) the Series A OIP multiplied by (B) the Stock Consideration Percentage divided by (ii) the Parent Stock Price.

“Per Share Series A-1 Cash Consideration” means an amount equal to (i) the Series A-1 OIP multiplied by (ii) the Cash Consideration Percentage.

“Per Share Series A-1 Stock Consideration” means an amount equal to (i) (A) the Series A-1 OIP multiplied by (B) the Stock Consideration Percentage divided by (ii) the Parent Stock Price.

“Per Share Series Seed-2 Cash Consideration” means an amount equal to (i) the Series Seed-2 OIP multiplied by (ii) the Cash Consideration Percentage.

“Per Share Series Seed-2 Stock Consideration” means an amount equal to (i) (A) the Series Seed-2 OIP multiplied by (B) the Stock Consideration Percentage divided by (ii) the Parent Stock Price.

“Permit” means any license (other than any license of Proprietary Rights), franchise, authorization, approval or permit issued by any Governmental Authority.

“Permitted Encumbrances” means (i) all liens for Taxes not yet due and payable or Taxes the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (ii) all landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business, (iii) all pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation, (iv) Encumbrances that will be released and discharged at or prior to the Closing, (v) Encumbrances identified on title policies or preliminary title reports or other documents or writings included in the public records and (vi) all other Encumbrances of any type which do not materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Personal Information” means any information maintained by or on behalf of the Company that relates to an identified or identifiable individual or household, including, but not limited to, name, address, telephone number, email address, username, photograph, government-issued identifier, unique device identifier, or any other data used or intended to be used to identify, contact, or precisely locate an individual, including information that is considered “personally identifiable information,” “personal data,” or any similar term by any Applicable Data Protection Requirements.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Pro Rata Share” means, with respect to any Indemnifying Holder, the quotient obtained by dividing (i) the aggregate amount payable to such Indemnifying Holder pursuant to Section 2.7, Section 2.9(b) and Section 2.9(c) by (ii) the aggregate amount payable to all Indemnifying Holders pursuant to Section 2.7, Section 2.9(b) and Section 2.9(c).

“Proprietary Rights” means worldwide (A) Patent Rights, (B) protectable trade names, trade dress, trademarks, service marks, domain names and domain properties, social media names and social media properties, logos, and all registrations and applications therefor, and the goodwill associated therewith; (C) copyrights, database and design rights, whether or not registered or published, and all registrations and applications therefor; (D) Trade Secrets; and (E) other protectable intellectual property and proprietary rights now known or hereafter recognized in any jurisdiction, including industrial rights, rights of publicity, privacy, moral rights and rights of attribution.

“Registered Proprietary Rights” means all Owned Company IP or Proprietary Rights exclusively licensed to the Company that are registered, filed, or issued under the authority of any Governmental Authority, including all Patent Rights, registered copyrights, registered trademarks and domain names and all applications for any of the foregoing.

“Related Party” means (i) each Person who owns of record at least 1% of the outstanding shares of Company Capital Stock, (ii) each individual who is an officer, director or employee of the Company, (iii) each Affiliate of any of the Persons referred to in clauses (i) or (ii) above and (iv) any trust or other Person (other than the Company) in which any one of the individuals referred to in clauses (i), (ii) and (iii) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Representative” means with respect to a Person, any such Person’s officers, directors, affiliates, stockholders and employees and any investment banker, attorney or other advisor or representative.

“Restricted Cash” means any cash or cash equivalents of the Company that (a) is subject to a restriction or limitation of any kind, including any cash or cash equivalents securing any Debt or security deposits, (b) is held as collateral or held in trust for or is otherwise to be remitted to business relations of the Company or (c) the declaration, repatriation or payment of dividends or similar distributions by the Company which (i) is not permitted, directly or indirectly, without any prior approval of any governmental entity or by its organizational documents or by any contract, law, order or lien applicable to the Company or such cash and cash equivalents (including, for the avoidance of doubt, reserves of profits which are required to be set aside).

“Reviewing Accountant” means BDO USA, or, if BDO USA is unavailable, Grant Thornton USA.

“Sanctioned Person” means any person, organization, or vessel (i) designated on the OFAC Specially Designated Nationals and Blocked Persons List, the EU Consolidated List, the Consolidated List of Financial Sanctions Targets maintained by OFSI, the UK Sanctions List maintained by the UK Foreign, Commonwealth and Development Office, or on any list of targeted persons issued under Sanctions, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) owned or controlled by, or acting on behalf of, any of the foregoing, (iv) operating from a Sanctioned Territory, or (v) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or other territory targeted by a general export, import, financial or investment embargo under Sanctions, which countries and territories, as of the date of this Agreement, include the Crimea region, the separatist-controlled portions of the Donetsk and Luhansk regions of Ukraine, Cuba, Iran, and North Korea.

“Sanctions” means any economic or financial sanctions and export control laws administered by OFAC, the US State Department, the US Department of Commerce, or any other governmental agency of the US government, the United Nations, the European Union or any member state thereof, and the United Kingdom.

“Series A Liquidation Preference” means an amount equal to (i) the Series A OIP multiplied by (ii) the Total Outstanding Series A Preferred Shares.

“Series A OIP” means $1.0766.

“Series A-1 Liquidation Preference” means an amount equal to (A)(i) the Series A-1 OIP multiplied by (ii) the sum of the Total Outstanding Series A-1 Preferred Shares plus the number of shares of Company Series A-1 Preferred Stock that underlie the Company Warrants exercisable for shares of Company Series A-1 Preferred Stock, minus (B) the aggregate exercise price of all In-the-Money Company Warrants that (x) are exercisable for shares of Company Series A-1 Preferred Stock and (y) would be payable upon exercise in full of all such In-the-Money Company Warrants outstanding as of immediately prior to the First Effective Time.

“Series A-1 OIP” means $0.86128.

“Series Seed-2 Liquidation Preference” means an amount equal to (i) the Series Seed-2 OIP multiplied by (ii) the Total Outstanding Series Seed-2 Preferred Shares.

“Series Seed-2 OIP” means $0.6335.

“Software” means computer software (including any software implementation of algorithms, models, and methodologies), data and databases, including object code, source code, firmware and embedded versions thereof, and documentation related thereto, and any description, schematics, flow charts, and other work product used to design, plan, organize, and develop any of the foregoing.

“Standard Agreements” means any: (a) Off-the-Shelf Software license or Contract; (b) confidentiality or nondisclosure Contract entered into by the Company in the ordinary course of business that is not material; (c) Open Source Software license or Contract; (d) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable Contract in which they are incorporated; (e) assignments and licenses from Company Service Providers granted in connection with their employment or other services provided to the Company; or (f) nonexclusive licenses granted by the Company to a service provider solely for the purpose of allowing such service provider to provide services to the Company.

“Stock Consideration Percentage” means one hundred percent (100%) minus the Cash Consideration Percentage.

“Straddle Period” means any Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (ii) at least a majority of the outstanding equity interests of such entity.

“System” or “Systems” means all software, hardware, networks, databases, electronics, mobile devices, telecommunications systems, platforms, servers, interfaces, applications, websites, and related information technology systems and services owned or possessed and controlled (including those licensed) by the Company and necessary to the conduct of the Business, including any outsourced systems and services, that are owned or possessed and controlled (including those licensed) by the Company.

“Target Working Capital” means $896,092.

“Tax” (and with correlative meaning, “Taxes” and “taxable”) means any and all taxes, including (a) any income, alternative or add-on minimum, gross income, gross receipts, branch profits, accumulated earnings, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, payroll, social security, national insurance, disability, unemployment, worker’s compensation, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty, tariff, estimated or other tax, governmental fee or other like assessment or charge in the nature of tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority, whether or not disputed, (b) any liability for the payment of any amount described in clause (a) as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group (including any liability pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law) and (c) liability for the payment of any amounts of the type described in clause (a) or (b) as a transferee or successor or as a result of being party to any Contract or any express obligation to indemnify any other Person.

“Tax Authority” means any Governmental Authority having jurisdiction with respect to any Tax or any Tax Return.

“Tax Representations” means the representations and warranties made by the Company in Section 4.10 (Tax Matters) and in any certificate delivered hereunder to the extent covering such matters.

“Tax Return” means any return (including any information return), report, claim for refund, statement or form (including any attachments thereto and amendments thereof) filed with, or required to be filed with, any Governmental Authority with respect to any Tax.

“Third Party Offer” means, other than the Contemplated Transactions, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition, transfer or acquisition of all or a substantial portion of the assets of the Company, (ii) (a) the issuance, disposition or acquisition of any shares of Company Capital Stock or other equity securities of the Company, (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any of the shares of Company Capital Stock or other equity securities of the Company, or (c) any securities, instruments or obligations that are or may become convertible into or exchangeable for capital stock or other equity securities of the Company, or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Total Outstanding Series A Preferred Shares” means the aggregate number of shares of Company Series A Preferred Stock issued and outstanding as of immediately prior to the First Effective Time.

“Total Outstanding Series A-1 Preferred Shares” means the aggregate number of shares of Company Series A-1 Preferred Stock issued and outstanding as of immediately prior to the First Effective Time.

“Total Outstanding Series Seed Preferred Shares” means the aggregate number of shares of Company Series Seed Preferred Stock issued and outstanding as of immediately prior to the First Effective Time.

“Total Outstanding Series Seed-2 Preferred Shares” means the aggregate number of shares of Company Series Seed-2 Preferred Stock issued and outstanding as of immediately prior to the First Effective Time.

“Trade Secrets” means any trade secrets, or any confidential information, inventions (including conceptions and/or reductions to practice), invention disclosures, methods, processes, protocols, specifications, techniques, designs, drawings, models, formulae, developments, discoveries and improvements, technology, compounds, sequences, technical information, methods, experimental results, test results, know-how, concepts, ideas, research and development plans, business plans, strategies or other confidential information or materials which, in each case, confer a competitive advantage or value to the owner thereof due to being not generally known or not publicly disseminated.

“Training Data” means training data, validation data, and test data or databases used by or on behalf of the Company to train or improve an AI Technology.

“Transaction Deductions” means all U.S. federal, state and local and non-U.S. income Tax deductions, to the extent deductible for applicable Tax purposes in a Pre-Closing Tax Period in accordance with applicable Law, relating to (i) any and all deductible payments of Company Transaction Expenses (or amounts that would be Transaction Expenses but for being paid by the Company prior to Closing); (ii) any deductible amounts incurred in connection with the pay down or satisfaction of Closing Indebtedness; (iii) any management, consulting, investment banking, legal or advisory fees and other similar items, if any, incurred by any Company in connection with the Contemplated Transactions; and (iv) any bonuses, change or control payments or other compensatory amounts payable in connection with the Mergers and the Contemplated Transactions. For this purpose, the parties to this Agreement agree to assume that 70% of any success-based fees within the scope of Internal Revenue Service Revenue Procedure 2011-29 are deductible and to otherwise comply with the requirements in making the safe harbor election set forth therein. For the avoidance of doubt, the Transaction Tax Deductions will be determined as of the end of the day on the Closing Date.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the Warrant Cancellation Agreements, the Note Cancellation Agreements, and any agreements, documents, and certificates delivered in connection herewith or therewith.

“Transfer Taxes” means any and all transfer, documentary, sales, use, stamp, registration, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest).

“Unaccredited Investor” means a holder of Company Capital Stock who either (i) has completed and delivered to the Company and Parent prior to the Closing Date a duly executed Investment Representation Letter, certifying that such Person is not an “accredited investor” as defined therein, or (ii) is determined by Parent in its sole discretion to not be an “accredited investor.”

“Unpaid Company Transaction Expenses” means Company Transaction Expenses, but only to the extent they have not been paid in cash on or prior to the close of business on the day immediately preceding the Closing Date.

“Working Capital Adjustment Amount” shall mean (i) the amount, if any, by which Closing Net Working Capital is greater than the Target Working Capital, plus (ii) the amount, if any, by which Closing Net Working Capital is less than the Target Working Capital, which shall be expressed as a negative amount.

Section 1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Adjusted Cash Value	Section 2.6(b)
Adjusted Transaction Value	Section 2.6(b)
Adjustment Escrow Fund	Section 2.6(d)(i)
Agreement	Preamble
Associated Rights	Section 10.14(b)
Balance Sheet Date	Section 4.7(a)
Basket	Section 9.2(b)
Bookings	Section 2.10(a)(ii)
Bookings Report	Section 2.10(b)
Bookings Update Meeting	Section 2.10(b)
Carta	Section 3.1(b)
CCC	Section 3.2
Claim Certificate	Section 9.4(a)
Claim Dispute Notice	Section 9.4(c)
Closing	Section 2.3
Closing Cash Consideration	Section 2.6(b)
Closing Date	Section 2.3
Closing Merger Consideration	Section 2.6(b)
Closing Stock Consideration	Section 2.6(b)
Company	Preamble
Company Bylaws	Section 4.2
Company Certificate of Incorporation	Section 4.2
Company Disclosure Schedule	Article IV
Company Financial Statements	Section 4.7(a)
Consideration Schedule	Section 2.6(c)
Contingent Merger Consideration	Section 2.6(b)
Current Balance Sheet	Section 4.7(a)
D&O Tail Policy	Section 7.2(i)
Designated Person	Section 10.14(a)
DGCL	Preamble
Dissenting Shares	Section 3.2
DLLCA	Preamble
Earnout Payment	Section 2.10(c)

Term	Section
Earnout Period	Section 2.10(a)(i)
Earnout Stock Consideration	Section 2.6(b)(iv)
Escrow Agent	Section 2.6(d)(i)
Escrow Agreement	Section 2.6(d)(i)
Existing Representation	Section 10.14(a)
Expiration Date	Section 8.1(c)
Final Surviving Company	Section 2.1
First Certificate of Merger	Section 2.4
First Effective Time	Section 2.4
First Merger	Preamble
First Surviving Corporation	Section 2.1
General Expiration Date	Section 9.1(a)
Gunderson Dettmer	Section 10.14(a)
Holder Expense Fund	Section 2.6(d)(iii)
Holder Representative	Preamble
Holder Representative’s Objection Notice	Section 2.11(b)
Indemnity Escrow Fund	Section 2.6(d)(ii)
Information Statement	Section 6.5(c)
Investment Representation Letter	Section 7.2(k)
Joinder Agreement	Section 7.2(j)
Key Employees	Preamble
Lease	Section 4.14
Listed Contract	Section 4.16(a)
Listed Contracts	Section 4.16(a)
Lower Bound	Section 1.1
Major Customers	Section 4.16(a)(xiii)
Major Suppliers	Section 4.16(a)(xii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Preamble
Misconduct Allegation	Section 4.26
Negative Adjustment Amount	Section 2.11(e)
Non-Employee Options	Section 2.9(a)(iii)
Note Cancellation Agreement	Section 2.9(d)
Parachute Payment Waiver	Section 6.9
Parent	Preamble
Parent Common Stock	Section 1.1
Parent Indemnified Parties	Section 9.2(a)
Parent Objection Notice	Section 2.11(a)
Paying Agent	Section 2.6(e)(ii)
PCBs	Section 4.19
PEO	Section 1.1
Personal Fraud	Section 9.2(b)(iv)
Positive Adjustment Amount	Section 2.11(f)

Term	Section
Post-Closing Matter	Section 10.14(a)
Pre-Closing Designated Persons	Section 10.14(b)
Pre-Closing Period	Section 6.2(a)
Pre-Closing Privileges	Section 10.14(b)
Real Property	Section 4.14(a)
Registration Fees	Section 6.10
Registration Rights Agreement	Section 6.10
Representative Losses	Section 9.7(b)
Required Stockholder Votes	Section 4.1(d)
Reserve Amount	Section 2.6(d)(ii)
Second Certificate of Merger	Section 2.4
Second Effective Time	Section 2.4
Second Merger	Preamble
Section 280G Approval	Section 6.9
Section 280G Soliciting Materials	Section 6.9
Section 280G Vote	Section 6.9
Securities Agreements	Section 4.3(d)
Third-Party Claim	Section 9.5
Transfer Taxes	Section 6.7(d)
Upper Bound	Section 1.1
Warrant Cancellation Agreement	Section 2.9(d)
Working Capital Statement	Section 2.6(c)(ii)
Written Consents	Section 6.5(b)

ARTICLE II

THE MERGERS

Section 2.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the First Effective Time, Merger Sub I shall be merged with and into the Company, and the separate existence of Merger Sub I shall cease. The Company will continue as the surviving corporation in the First Merger (the “First Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL and the DLLCA, at the Second Effective Time, the Company shall be merged with and into Merger Sub II, and the separate existence of the Company shall cease. Merger Sub II will continue as the surviving company in the Second Merger (the “Final Surviving Company”) and Merger Sub II will continue as a direct, wholly-owned disregarded Subsidiary of Parent.

Section 2.2 Effects of the Merger. The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and DLLCA.

Section 2.3 Closing. The consummation of the Mergers and the other Contemplated Transactions that are required to be consummated concurrently with the Mergers (the “Closing”) shall take place by means of a virtual closing through electronic exchange of signatures, at a time and date to be mutually designated by Parent and the Company, which, in any case, shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided, that if the Closing would have been required by the preceding sentence to occur during the last 15 days of a fiscal quarter of Parent, then at Parent’s election the Closing may be held on the third Business Day following the end of such fiscal quarter. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

Section 2.4 Effective Times. Contemporaneously with the Closing, the parties hereto shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) conforming to the requirements of the DGCL with the Secretary of State of the State of Delaware. The First Merger shall become effective as of the time that the First Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the First Certificate of Merger in accordance with the DGCL (the effective time of the First Merger being hereinafter referred to as the “First Effective Time”). Immediately following the First Effective Time, the parties hereto shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) conforming to the requirements of the DGCL and the DLLCA with the Secretary of State of the State of Delaware. The Second Merger shall become effective as of the time that the Second Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Second Certificate of Merger in accordance with the DGCL and the DLLCA (the effective time of the Second Merger being hereinafter referred to as the “Second Effective Time”).

Section 2.5 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) First Merger. Unless otherwise determined mutually by Parent and the Company prior to the First Effective Time:

(i) as of the First Effective Time, the certificate of incorporation of the Company, as amended, in effect immediately prior to the First Effective Time shall become the certificate of incorporation of the First Surviving Corporation;

(ii) as of the First Effective Time, the bylaws of the Company in effect immediately prior to the First Effective Time shall become the bylaws of the First Surviving Corporation; and

(iii) the directors and officers of the Company immediately prior to the First Effective Time shall be the directors and officers of the First Surviving Corporation immediately after the First Effective Time, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Surviving Corporation.

(b) Second Merger. Unless otherwise determined mutually by Parent and the Company prior to the Second Effective Time:

(i) as of the Second Effective Time, the certificate of formation of Merger Sub II as in effect immediately prior to the Second Effective Time shall become the certificate of formation of the Final Surviving Company;

(ii) as of the Second Effective Time, the operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time shall become the operating agreement of the Final Surviving Company; and

(iii) the managers/directors and officers of Merger Sub II immediately prior to the Second Effective Time shall be the managers/directors and officers of the Final Surviving Company immediately after the Second Effective Time, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Final Surviving Company.

Section 2.6 Calculation of Merger Consideration. The aggregate amount to be paid by Parent with respect to the Mergers shall equal the following:

(a) Cash Consideration. The aggregate cash amount to be paid by Parent with respect to the Mergers shall equal the following:

(i) The Initial Cash Consideration plus the Closing Cash Adjustment;

(ii) plus, the Closing Cash;

(iii) plus, the Working Capital Adjustment Amount;

(iv) minus, the Unpaid Company Transaction Expenses;

(v) minus, the Closing Indebtedness;

(vi) minus, the Adjustment Escrow Amount;

(vii) minus, the portion of the Indemnity Escrow Amount that is deposited as cash pursuant to Section 2.6(d)(ii);

(viii) minus, the Expense Amount;

(ix) plus, the Adjustment Escrow Release Amount;

(x) plus, the Indemnity Escrow Release Amount that is payable in cash;

(xi) plus, the Expense Fund Release Amount;

(xii) plus, the Contingent Cash Adjustment.

(b) Stock Consideration. The aggregate number of shares of Parent Common Stock to be issued by Parent with respect to the Mergers shall equal the following:

(i) (A) the Initial Stock Consideration Amount minus the Closing Cash Adjustment, divided by (B) the Parent Stock Price;

(ii) minus, the portion of the Indemnity Escrow Amount that is deposited as shares of Parent Common Stock pursuant to Section 2.6(d)(ii);

(iii) plus, the Indemnity Escrow Release Amount that is payable in shares of Parent Common Stock;

(iv) plus, subject to Section 2.10, the Earnout Payment minus the Contingent Cash Adjustment divided by (b) the Parent Stock Price (the “Earnout Stock Consideration”).

The aggregate value computed by Section 2.6(a)(i) through Section 2.6(a)(v)¸ minus the Closing Cash Adjustment, is referred to herein as the “Adjusted Cash Value”. The Adjusted Cash Value plus the Initial Stock Consideration Amount is referred to herein as the “Adjusted Transaction Value”. The aggregate amount of cash computed by Section 2.6(a)(i) through Section 2.6(a)(viii) is referred to herein as the “Closing Cash Consideration”. The aggregate number of shares of Parent Common Stock computed by Section 2.6(b)(i) through Section 2.6(b)(ii) is referred to herein as the “Closing Stock Consideration”. The aggregate of the Closing Cash Consideration and the Closing Stock Consideration is referred to herein as the “Closing Merger Consideration”.

The aggregate of the items set forth in Section 2.6(a)(ix) through Section 2.6(a)(xii) and Section 2.6(b)(iii) through Section 2.6(b)(iv) is referred to herein as the “Contingent Merger Consideration”.

(c) Consideration Schedule; Working Capital Statement.

(i) At least five days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet setting forth (i) a list of the Holders, the holders of Company Warrants, and the holders of the Convertible Notes as of immediately prior to the First Effective Time and their applicable Pro Rata Share, status as an Accredited Investor, name, and email address, (ii) with respect to each holder of Company Capital Stock, the class and number of shares of Company Capital Stock owned by such holder as of immediately prior to the First Effective Time, (iii) with respect to each holder of Company Options, whether such holder’s Company Options constitute In-the-Money Company Options, whether and the extent to which such holder’s Company Options are vested or unvested as of the Closing Date (taking the Mergers into account for calculating any acceleration terms) and the number of shares of Company Common Stock that underlie such In-the-Money Company Options, (iv) with respect to each holder of Company Warrants, whether such holder’s Company Warrants constitute In-the-Money Company Warrants, the number of shares of Company Common Stock that underlie such In-the-Money Company Warrants, the number of shares of Company Series A-1 Preferred Stock that underlie the Company Warrants exercisable for shares of Company Series A-1 Preferred Stock, the amount to be paid at the Closing to such holder, and the amounts to be deposited into the Holder Expense Fund, the Adjustment Escrow Fund and the Indemnity Escrow Fund (including the cash/stock mix) in respect of such holder’s Company Warrants, (v) with respect to each holder of Convertible Notes, the outstanding principal and accrued interest owed to such holder as of immediately prior to the First Effective Time and the amount to be paid at the Closing to such holder, (vi) the calculation on a security-by-security basis of the Closing Merger Consideration, including the related calculations of the Per Share Participating Cash Consideration and the Per Share Participating Stock Consideration, the related calculations for the amounts to be deposited into the Holder Expense Fund, the Adjustment Escrow Fund and the Indemnity Escrow Fund (including the cash/stock mix) in respect of each such security, (vii) the calculation on a security-by-security basis of the Contingent Merger Consideration, assuming for illustrative purposes that a maximum earnout has been achieved pursuant to Section 2.10 and that 75% of each of the Expense Amount, the Indemnity Escrow Amount, and the Adjustment Escrow Amount will be disbursed back to holders, (viii) to the extent not previously covered, the calculation on a holder-by-holder basis of the aggregate proceeds payable hereunder to each holder of Company Capital Stock and Company Warrants at the Closing, and the aggregate amount that each such holder will contribute at the Closing into the Holder Expense Fund, the Adjustment Escrow Fund and the Indemnity Escrow Fund (including the cash/stock mix) (as applicable, and only to the extent, with respect to the Indemnity Escrow Fund, that such holder is also an Indemnifying Holder), (ix) whether, with respect to any payment of cash or shares of Parent Common Stock contemplated by the Mergers, there are any withholding or reporting obligations that make it advisable to make such payments through payroll procedures and (x) the calculation of the Per Share Participating Common Price, the Aggregate Exercise Amount and the Adjusted Transaction Value, including all components thereof and subcomponents thereof (the “Consideration Schedule”). The Company shall provide supporting documentation, information and calculations to the extent reasonably requested by Parent to verify and determine the amounts set forth therein. Parent may provide comments to such Consideration Schedule and the underlying calculations, which the Company will consider in good faith.

(ii) At least five days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet setting forth the estimated amount of the Closing Net Working Capital and the resulting Working Capital Adjustment Amount (the “Working Capital Statement”). The Company shall provide supporting documentation, information and calculations to the extent reasonably requested by Parent to verify and determine the amounts set forth therein. Parent may provide comments to such Working Capital Statement and the underlying calculations, which the Company will consider in good faith.

(d) Adjustment Escrow Fund; Indemnity Escrow Fund; Holder Expense Fund.

(i) At the First Effective Time, Parent shall withhold from the consideration otherwise payable to an Indemnifying Holder pursuant to Section 2.7, Section 2.9(b) and Section 2.9(c) an amount of cash equal to such Indemnifying Holder’s Pro Rata Share of the Adjustment Escrow Amount. Parent shall deposit the aggregate of all such amounts withheld with PNC Bank, National Association, a national banking association (the “Escrow Agent”) to establish an escrow fund (the “Adjustment Escrow Fund”) to be governed by this Agreement and an escrow agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”). Each Indemnifying Holder shall have the right to receive its Pro Rata Share of any disbursements to be made from the Adjustment Escrow Fund in accordance with the terms of this Agreement and the Escrow Agreement.

(ii) At the First Effective Time, Parent shall withhold from the consideration otherwise payable to an Indemnifying Holder pursuant to Section 2.7, Section 2.9(b) and Section 2.9(c) the following: (A) if such Indemnifying Holder is an Unaccredited Investor, an amount in cash equal to such Indemnifying Holder’s Pro Rata Share of the Indemnity Escrow Amount; and (B) if such Indemnifying Holder is an Accredited Investor, an amount in cash equal to such Indemnifying Holder’s Pro Rata Share of 50% of the Indemnity Escrow Amount, and a number of shares of Parent Common Stock equal to such Indemnifying Holder’s Pro Rata Share of 50% of the amount resulting from (1) the Indemnity Escrow Amount, divided by (2) the Parent Stock Price. Parent shall deposit the aggregate of all such amounts withheld with the Escrow Agent to establish an escrow fund (the “Indemnity Escrow Fund”) to be governed by this Agreement and the Escrow Agreement. Each Indemnifying Holder shall, based on its Pro Rata Share and its proportion of cash and stock initially contributed to the Indemnity Escrow Fund, have the right to receive its proportionate share of any cash and stock disbursements to be made from the Indemnity Escrow Fund in accordance with the terms of this Agreement and the Escrow Agreement. Within five Business Days after the General Expiration Date, Parent and the Holder Representative shall cause the amounts remaining in the Indemnity Escrow Fund to be disbursed to the Paying Agent for further disbursement to each Indemnifying Holder in accordance with their Pro Rata Share of the excess of (x) the amount then remaining in the Indemnity Escrow Fund minus (y) that portion of the Indemnity Escrow Fund that is determined, in the good faith judgment of Parent, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate to the Holder Representative prior to the General Expiration Date, if any (the “Reserve Amount”) (which such amounts shall be disbursed or withheld, as applicable, to and from, as applicable, each Indemnifying Holder in cash or shares of Parent Common Stock in the same proportion of cash and shares of Parent Common Stock as was deemed contributed by such Indemnifying Holder to the Indemnity Escrow Fund). The Reserve Amount retained in the Indemnity Escrow Fund shall remain in the Indemnity Escrow Fund until any such claims for indemnification have been resolved or satisfied. As soon as practicable and in any event within five Business Days following resolution of any such claims, Parent and the Holder Representative shall cause the amounts remaining in the Indemnity Escrow Fund to be disbursed to the Paying Agent for further disbursement to each Indemnifying Holder in accordance with their Pro Rata Share of any portion of the Reserve Amount that is not awarded to Parent upon the resolution of such claims.

(iii) At the First Effective Time, Parent shall withhold from the consideration otherwise payable to an Indemnifying Holder pursuant to Section 2.7, Section 2.9(b) and Section 2.9(c) an amount of cash equal to such Indemnifying Holder’s Pro Rata Share of the Expense Amount. Parent shall deposit the aggregate of all such amounts withheld with the Holder Representative to establish an expense fund (the “Holder Expense Fund”) to be governed by Section 9.7. Each Indemnifying Holder shall have the right to receive its Pro Rata Share of any disbursements to be made from the Holder Expense Fund in accordance with the terms of this Agreement.

(e) Payment Procedures.

(i) Notwithstanding anything to the contrary in this Agreement, in no event shall Parent be required to issue any shares of Parent Common Stock to any Person that does not provide a completed Investment Representation Letter or that is an Unaccredited Investor.

(ii) At the Closing, Parent shall engage PNC Bank, National Association, a national banking association to serve as the paying agent (the “Paying Agent”) in connection with the Contemplated Transactions. All payments to be made by Parent hereby may be facilitated at Parent’s discretion through the Paying Agent.

(iii) Promptly following the First Effective Time, Parent shall deposit the Closing Merger Consideration with the Paying Agent and instruct the Paying Agent to pay to each holder entitled thereto such holder’s allocable share of the Closing Merger Consideration in accordance with this Article II and the Consideration Schedule. Notwithstanding the foregoing, to the extent any of such Closing Merger Consideration is subject to withholding as determined by Section 3.4, Parent shall instruct the Paying Agent to deposit such amounts with the Final Surviving Company to make such payments through payroll processes.

(iv) Promptly following the First Effective Time, Parent shall deposit an amount equal to the Unpaid Company Transaction Expenses evidenced by invoices and shall instruct the Paying Agent to pay to the relevant Persons the applicable amounts pursuant to such invoices. Notwithstanding the foregoing, to the extent any of such Unpaid Company Transaction Expenses is subject to withholding as determined by Section 3.4, Parent shall instruct the Paying Agent to deposit such amounts with the Final Surviving Company to make such payments through payroll processes.

(v) Promptly following the First Effective Time, Parent shall deposit an amount equal to the Closing Indebtedness for borrowed money, including in respect of the Convertible Notes, and shall instruct the Paying Agent to pay to each holder the applicable amounts pursuant to the Consideration Schedule.

(vi) Promptly following the determination that Contingent Merger Consideration (other than the Expense Fund Release Amount) is due and payable to the holders entitled thereto, Parent shall deposit such Contingent Merger Consideration with the Paying Agent and instruct the Paying Agent to pay to the relevant Persons their allocable share of such Contingent Merger Consideration in accordance with this Article II and the Consideration Schedule. In connection with the release of the Expense Fund Release Amount pursuant to Section 9.7, the Holder Representative shall deposit such amounts with the Paying Agent, and Parent shall instruct the Paying Agent to pay to the relevant Persons their allocable share of such amounts in accordance with this Article II and the Consideration Schedule.

Section 2.7 Conversion of Company Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Person:

(a) Subject to Section 2.6, Section 2.10, Section 2.11, Section 3.1, Section 3.4, and Article IX, each share of Company Capital Stock issued and outstanding immediately prior to the First Effective Time (other than the Dissenting Shares) shall be cancelled and converted into the right to receive the following:

(i) with respect to the Company Non-Converting Preferred Stock only, the Per Share Series A Cash Consideration, the Per Share Series A-1 Cash Consideration and the Per Share Series Seed-2 Cash Consideration, as applicable, less the portion of the Adjustment Escrow Amount to be withheld from the holder of such share with respect to such share pursuant to Section 2.6(d)(i), less the portion of the Indemnity Escrow Amount to be withheld in cash from the holder of such share with respect to such share pursuant to Section 2.6(d)(ii), less the portion of the Expense Amount to be withheld from the holder of such share with respect to such share pursuant to Section 2.6(d)(iii);

(ii) with respect to the Company Non-Converting Preferred Stock only, the Per Share Series A Stock Consideration, the Per Share Series A-1 Stock Consideration, and the Per Share Series Seed-2 Stock Consideration, as applicable, less the portion of the Indemnity Escrow Amount to be withheld in shares of Parent Common Stock from the holder of such share with respect to such share pursuant to Section 2.6(d)(ii);

(iii) with respect to the Company Common Stock and Company Series Seed Preferred Stock only, the Per Share Participating Cash Consideration, less the portion of the Adjustment Escrow Amount to be withheld from the holder of such share with respect to such share pursuant to Section 2.6(d)(i), less the portion of the Indemnity Escrow Amount to be withheld in cash from the holder of such share with respect to such share pursuant to Section 2.6(d)(ii), less the portion of the Expense Amount to be withheld from the holder of such share with respect to such share pursuant to Section 2.6(d)(iii);

(iv) with respect to the Company Common Stock and Company Series Seed Preferred Stock only, the Per Share Participating Stock Consideration, less the portion of the Indemnity Escrow Amount to be withheld in shares of Parent Common Stock from the holder of such share with respect to such share pursuant to Section 2.6(d)(ii); provided, that if the holder thereof is an Unaccredited Investor, such amounts that would have been shares of Parent Common Stock shall be replaced with cash by multiplying the applicable shares of Parent Common Stock by the Parent Stock Price;

(v) the portion of the Adjustment Escrow Release Amount to be disbursed to the holder of such share with respect to such share;

(vi) the portion of the Indemnity Escrow Release Amount to be disbursed to the holder of such share with respect to such share; provided, that if the holder thereof is an Unaccredited Investor, such amounts that would have been shares of Parent Common Stock shall be replaced with cash by multiplying the applicable shares of Parent Common Stock by the Parent Stock Price;

(vii) the portion of the Expense Fund Release Amount to be disbursed to the holder of such share with respect to such share;

(viii) with respect to the Company Series Seed-2 Preferred Stock, the Per Series Seed-2 Earnout Price divided by the Parent Stock Price;

(ix) with respect to the Company Series A Preferred Stock, the Per Series A Earnout Price divided by the Parent Stock Price;

(x) with respect to the Company Series A-1 Preferred Stock, the Per Series A-1 Earnout Price divided by the Parent Stock Price;

(xi) with respect to the Company Common Stock and Company Series Seed Preferred Stock only, the Per Common Earnout Price divided by the Parent Stock Price; provided, that if the holder thereof is an Unaccredited Investor, such amounts that would have been shares of Parent Common Stock shall be replaced with cash by multiplying the applicable shares of Parent Common Stock by the Parent Stock Price.

(b) Each share of the common stock, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the First Surviving Corporation.

Section 2.8 Conversion of Shares in the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of Parent, Merger Sub II, the Company, any stockholder of the Company or any other Person, each share of the common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be converted automatically into membership interests of the Final Surviving Company.

Section 2.9 Treatment of Company Options, Company Warrants, and the Convertible Notes.

(a) No Company Options shall be continued, assumed or substituted by the Parent, the First Surviving Corporation or the Final Surviving Company as part of the Mergers. Instead, subject to Section 2.6 and Section 3.4, contingent on and effective immediately prior to the First Effective Time and in each case as set forth on the Consideration Schedule:

(i) Each Company Option that is an In-the-Money Company Option as of the First Effective Time shall become fully vested and be terminated and cancelled and, in consideration of such cancellation, the holder thereof shall be entitled to receive, without interest, for each share subject to each such terminated and cancelled In-the-Money Company Option (A) at the First Effective Time, the excess of (1) the Per Share Participating Common Price over (2) the exercise price per share of such In-the-Money Company Option, which shall be paid subject to Section 2.9(a)(iii) no later than the Company’s first payroll date that occurs more than 10 Business Days following the Closing Date and (B) the Per Share Common Earnout Price which shall be paid subject to Section 2.9(a)(iii) no later than the Company’s first payroll date that occurs more than 10 Business Days following the date Per Share Common Earnout Price (if any) is paid pursuant to Section 2.10; provided, that (i) the individuals set forth on Schedule 2.9(a)(1) shall receive a mix of cash and Parent Common Stock for any proceeds payable to such individuals pursuant to clause (A) and clause (B) in the respective allocations between Cash and Parent Common Stock set forth on Schedule 2.9(a)(1), and (ii) any amounts that would otherwise have been paid in shares of Parent Common Stock pursuant to clause (B) shall be replaced with cash by multiplying the applicable shares of Parent Common Stock by the Parent Stock Price.

(ii) Each Company Option that is not an In-the-Money Company Option as of the First Effective Time shall be terminated and cancelled at the First Effective Time with no consideration payable in respect thereof.

(iii) Following the Closing, Parent: (i) shall cause to be paid through the payroll services of the Company, Parent or any of their respective Affiliates to each holder of an In-the-Money Company Option (other than any In-the-Money Company Options with respect to which the Company has no Tax withholding obligations (“Non-Employee Options”)) the consideration specified in Section 2.9(a)(i) (including, for the avoidance of doubt, any Earnout Payment owed to a holder of an In-the-Money Company Option pursuant to Section 2.9(a)(i)(B) and Section 2.10(d)(i)), less applicable withholding Taxes, provided, that any withholding Taxes that would otherwise become due based on the value of any shares of Parent Common Stock issued pursuant to Section 2.9(a)(i) shall be withheld from the cash consideration payable to the recipient of such shares of Parent Common Stock pursuant to Section 2.9(a)(i); and (ii) shall cause to be paid by the Paying Agent to each holder of a Non-Employee Option upon delivery of a Form W-9 or appropriate Form W-8 and wire instructions by the Company to the Paying Agent, the consideration specified in Section 2.9(a)(i), if any, without interest.

(b) No Company Warrants shall be continued, assumed or substituted by the Parent, the First Surviving Corporation or the Final Surviving Company as part of the Mergers. Instead, subject to Section 2.6, Section 2.10, Section 2.11, Section 3.4 and Article IX, contingent on and effective immediately prior to the First Effective Time and in each case as set forth on the Consideration Schedule, each Company Warrant shall be cancelled and converted into the right to receive the following:

(i) Each Company Warrant exercisable for shares of Company Series A-1 Preferred Stock that is an In-the-Money Company Warrant and is outstanding immediately prior to the First Effective Time shall be cancelled and, in consideration of such cancellation, the holder thereof shall be entitled to receive, without interest, for each share subject to each such cancelled Company Warrant:

(A) the excess of (1) the Per Share Series A-1 Cash Consideration over (2) the exercise price per share of such In-the-Money Company Warrant, less the portion of the Adjustment Escrow Amount to be withheld from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(i), less the portion of the Indemnity Escrow Amount to be withheld in cash from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(ii), less the portion of the Expense Amount to be withheld from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(iii);

(B) the Per Share Series A-1 Stock Consideration, less the portion of the Indemnity Escrow Amount to be withheld in shares of Parent Common Stock from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(ii);

(C) the portion of the Adjustment Escrow Release Amount to be disbursed to the holder of such warrant with respect to such warrant;

(D) the portion of the Indemnity Escrow Release Amount to be disbursed to the holder of such warrant with respect to such warrant;

(E) the portion of the Expense Fund Release Amount to be disbursed to the holder of such warrant with respect to such warrant; and

(F) the Per Series A-1 Earnout Price divided by the Parent Stock Price, to the extent applicable.

(ii) Each Company Warrant exercisable for shares of Company Common Stock that is an In-the-Money Company Warrant and is outstanding immediately prior to the First Effective Time shall be cancelled and, in consideration of such cancellation, the holder thereof shall be entitled to receive, without interest, for each share subject to each such cancelled Company Warrant:

(A) the excess of (1) the Per Share Participating Cash Consideration over (2) the exercise price per share of such In-the-Money Company Warrant, less the portion of the Adjustment Escrow Amount to be withheld from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(i), less the portion of the Indemnity Escrow Amount to be withheld in cash from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(ii), less the portion of the Expense Amount to be withheld from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(iii);

(B) the Per Share Participating Stock Consideration, less the portion of the Indemnity Escrow Amount to be withheld in shares of Parent Common Stock from the holder of such warrant with respect to such warrant pursuant to Section 2.6(d)(ii);

(C) the portion of the Adjustment Escrow Release Amount to be disbursed to the holder of such warrant with respect to such warrant;

(D) the portion of the Indemnity Escrow Release Amount to be disbursed to the holder of such warrant with respect to such warrant;

(E) the portion of the Expense Fund Release Amount to be disbursed to the holder of such warrant with respect to such warrant; and

(F) the Per Common Earnout Price divided by the Parent Stock Price.

(iii) Each Company Warrant that is not an In-the-Money Company Warrant and is outstanding immediately prior to the First Effective Time shall be cancelled at the First Effective Time for no consideration and the holder thereof shall not be entitled to receive any payment therefor for each share subject to each such cancelled Company Warrant.

(c) No Convertible Note shall be continued, assumed or substituted by the Parent, the First Surviving Corporation or the Final Surviving Company as part of the Mergers. Instead, subject to Section 2.6, Section 2.10, Section 2.11, and Article IX, contingent on and effective immediately prior to the First Effective Time and in each case as set forth on the Consideration Schedule, the Convertible Notes will be cancelled pursuant the Note Cancellation Agreements.

(d) The Company shall, and agrees that the Company’s board of directors shall, take all necessary and appropriate action and adopt resolutions (including obtaining any required consents and satisfaction of any notice requirements under the terms of each outstanding Company Option, Company Warrant, or Convertible Note) prior to the First Effective Time as may be required to effect the transactions described in this Section 2.9, including the obtaining of warrant cancellation agreements in respect of the Company Warrants (the “Warrant Cancellation Agreement”) and note cancellation agreements in respect of the Convertible Note (the “Note Cancellation Agreement”).

Section 2.10 Earnout Payments.

(a) For purposes of this Agreement:

(i) “Earnout Period” means the period from the Closing Date to December 31, 2026.

(ii) “Bookings” means the total contract value of bookings of the Company for bookings achieved in 2026 based on the following valuation methodology: bookings attributable in a contract to 2026 will be valued at 100% of their stated value; bookings attributable in a contract to 2027 will be valued at 50% of their stated value; and bookings attributable in a contract to 2028 or later will be valued at 25% of their stated value; provided, however, that “Bookings” for purposes of Government Contracts shall be determined in a manner consistent with the Company’s past practice of booking the entire value stated on the cover page or, if not so stated, booking each contract line-item within each Government Contract in the year in which it first goes into effect, with orders under each Government Contract being considered a separate Government Contract for the purpose of this sentence and option values only being counted in the year in which each option is exercised. Earnout Payments are not intended to be consideration to the relevant counterparty for an individual contract award or type of contract award.

(b) Within 45 days after the end of the Earnout Period, Parent shall deliver to the Holder Representative a report regarding the Bookings measured by Parent (a “Bookings Report”). The Bookings Report shall include reasonably detailed backup calculations relating to the applicable Bookings. During the Earnout Period, at the Holder Representative’s request, no more than once per fiscal quarter, one or more Representatives of Parent shall meet with the Holder Representative to discuss the status of Bookings (each such meeting, a “Bookings Update Meeting”). Parent shall make available for each such Bookings Update Meeting a Representative of Parent with direct, overall responsibility for the development and, if applicable, commercialization of the products that are attributable to Bookings.

(c) Parent shall, following its determination that a payment with respect to the events set forth on Schedule 2.10(c) are payable pursuant to the applicable Bookings Report (an “Earnout Payment”), and by no later than March 31, 2027, make the applicable payments (less the employer portion of any social security, Medicare, unemployment or other employment, withholding or payroll Taxes or similar amounts owed by or imposed on the Parent or the Company, or for which the Parent or the Company may otherwise be liable, as a result of, or with respect or attributable to, any such payment), in accordance with, and subject to Section 2.9, this Section 2.10 and Article III.

(d) Earnout Payments shall be payable as follows:

(i) Earnout Payments with respect to In-the-Money Company Options, shall be payable solely in cash in accordance with Section 2.9 and as necessary to avoid the imposition of taxes under Section 409A of the Code.

(ii) Earnout Payments with respect to Company Capital Stock held by Accredited Investors as of immediately prior to the First Effective Time and Company Warrants shall be payable in shares of Parent Common Stock derived by dividing the applicable Earnout Payment by the Parent Stock Price. Earnout Payments with respect to Company Capital Stock held by Unaccredited Investors shall be payable solely in cash.

(iii) In no event will the Earnout Payments that become payable exceed $12,000,000. Promptly after an Earnout Payment has been determined to be payable hereunder, which for clarity shall not occur more than once, the Holder Representative shall deliver an updated Consideration Schedule to Parent that accurately allocates such Earnout Payment among the securityholders entitled thereto pursuant to this Agreement as of the Closing and updates each Indemnifying Holder’s Pro Rata Share, taking such Earnout Payments into account. Parent shall be entitled to rely on such updated Consideration Schedule for all purposes hereunder and shall not be liable or responsible for the calculations or determinations regarding such calculations.

(e) Any right to receive an Earnout Payment is solely a contractual right and is not a security for purposes of any federal or state securities laws, and none of such rights may be assigned or otherwise transferred and any such acts shall be null and void. The Company, the Holder Representative, and the Indemnifying Holders acknowledge and agree that Parent and its Affiliates make no (and have made no) representation or warranty, either express or implied, that it or the Company will be able to successfully achieve any Bookings or Earnout Payment or that, subject to Section 2.10(f) it will undertake any obligations with respect to achieving the Earnout Payment, and the Company, the Holder Representative, and the Indemnifying Holders hereby disclaim that they are relying upon (or have relied upon) any such representations or warranties that may have been made any Person. Other than as set forth in Section 2.10(f), the business of Parent and its Affiliates (including the Final Surviving Company) shall be conducted at the sole direction and control of, and in the sole discretion of, Parent.

(f) From the Closing Date through the end of the Earnout Period, Parent covenants and agrees that (i) it shall use the same degree of commercially reasonable efforts that it uses with its own internally developed products to sell the Company’s products and services and (ii) it will not take any action, the intent of which is to reduce the amount of the Earnout Payment. In addition, from the Closing Date through the end of the Earnout Period, Parent covenants and agrees as follows:

(i) Parent shall (A) provide staffing that is substantially comparable to the Company’s staffing as of immediately prior to the Closing and working capital that is reasonably sufficient to support the Company’s working capital needs in the ordinary course of business as of immediately prior to the Closing; (B) subject to good faith integration into Parent’s governance structures and corresponding oversight, allow the continuing employees of the Company who serve as management of the business following the Closing to make operational decisions consistent with the Company’s past practice to the extent such decisions do not contradict or violate Parent’s processes or requirements that are generally applicable to Parent’s other lines of business; and (C) continue to make each of the products of the Company available for sale; and (D) not require any continuing employee to spend more than 10% of his or her time on responsibilities unrelated to the business of the Company; and

(ii) in the event of any sale of the Company, exclusive license of any material assets of the Company (other than such licenses that occur in the ordinary course of business consistent with past practice), or other disposition of all or substantially all of the assets of the Company during the Earnout Period by Parent or the Final Surviving Company to an unaffiliated third party or any acquisition of the Business during the Earnout Period by an unaffiliated third party (whether by way of a merger, consolidation, asset sale, stock purchase, tender offer or other business combination or otherwise), upon the closing of such transaction, the rights to receive the maximum Earnout Payment that remains unpaid will be accelerated in full and Parent shall cause the payment thereof to be made as promptly as reasonably practicable thereafter.

Section 2.11 Purchase Price Adjustments.

(a) Within 75 days after the Closing Date, Parent may object to the calculation of the Closing Cash, Closing Indebtedness, Closing Net Working Capital, and/or the Company Transaction Expenses included in the Consideration Schedule delivered by the Company on the Closing Date by delivering to the Holder Representative a notice (the “Parent Objection Notice”) setting forth Parent’s determinations of (i) the Closing Cash, (ii) the Closing Indebtedness, (iii) the Closing Net Working Capital, and/or (iv) the Company Transaction Expenses, in each case together with supporting documentation, information and calculations. Any matters in the Consideration Schedule not expressly objected to in the Parent Objection Notice shall be deemed to have been irrevocably accepted by Parent. If Parent fails to timely provide the Parent Objection Notice, then the amounts set forth in the Consideration Schedule shall be final and binding on the parties hereto and the Indemnifying Holders.

(b) The Holder Representative may object to the calculation of any or all of the Closing Cash, Closing Indebtedness, Closing Net Working Capital, and/or Company Transaction Expenses set forth in the Parent Objection Notice by providing written notice of such objection to Parent within 20 Business Days after Parent’s delivery of the Parent Objection Notice (the “Holder Representatives’ Objection Notice”), together with supporting documentation, information and calculations. Any matters in the Parent Objection Notice not expressly objected to in the Holder Representatives’ Objection Notice shall be deemed to have been irrevocably accepted by the Holder Representative on behalf of the Indemnifying Holders.

(c) If the Holder Representative fails to timely provide the Holder Representatives’ Objection Notice, then the amounts set forth in the Parent Objection Notice shall be final and binding on the parties hereto and the Indemnifying Holders. If the Holder Representative timely provides the Holder Representatives’ Objection Notice, then Parent and the Holder Representative shall confer in good faith for a period of up to 20 Business Days following Parent’s timely receipt of the Holder Representatives’ Objection Notice in an attempt to resolve the objections set forth in the Holder Representatives’ Objection Notice, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Holders.

(d) If, after the 20 Business Day period set forth in Section 2.11(c) Parent and the Holder Representative cannot resolve any objection set forth in the Holder Representatives’ Objection Notice, then Parent and the Holder Representative shall engage the Reviewing Accountant to review only the objections in the Holder Representatives’ Objection Notice that are still disputed by Parent and the Holder Representative. The Reviewing Accountant will make its determination as an expert and not an arbitrator. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining objections, which determination shall be final and binding on the parties hereto and the Indemnifying Holders, and the Reviewing Accountant shall provide Parent and the Holder Representative with a calculation of the Closing Cash, Closing Indebtedness, Company Transaction Expenses and Closing Net Working Capital, as applicable, in accordance with such determination. In making its determination, the Reviewing Accountant shall not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either the Holder Representative or Parent or that is less than the lowest value for such amount claimed by either the Holder Representative or Parent.

(e) If the Adjusted Transaction Value calculated in accordance with the amounts finally determined pursuant to this Section 2.11 is less than the Adjusted Transaction Value calculated by the Company in the Consideration Schedule delivered on the Closing Date (the absolute value of such difference, the “Negative Adjustment Amount”), then:

(i) Parent and the Holder Representative shall provide written instruction to the Escrow Agent in accordance with the Escrow Agreement and cause the Escrow Agent to distribute to Parent out of the Adjustment Escrow Fund, an amount equal to the lesser of (x) the Negative Adjustment Amount and (y) the amount held in the Adjustment Escrow Fund; and

(ii) if such Negative Adjustment Amount is less than the Adjustment Escrow Amount, after giving effect to Section 2.11(e)(i), Parent and the Holder Representative shall provide written instruction to the Escrow Agent in accordance with the Escrow Agreement and cause the Escrow Agent to distribute the remainder of the Adjustment Escrow Fund to the Paying Agent for further payment by the Paying Agent to the Indemnifying Holders, in accordance with the Pro Rata Share of such Indemnifying Holders.

(f) If the Adjusted Transaction Value calculated in accordance with the amounts finally determined pursuant to this Section 2.11 is greater than the Adjusted Transaction Value calculated by the Company in the Consideration Schedule delivered on the Closing Date (the absolute value of such difference, the “Positive Adjustment Amount”), then:

(i) Parent shall promptly, and in any event within 10 Business Days, deposit or cause to be deposited an amount in cash equal to the Positive Adjustment Amount with the Paying Agent for further payment by the Paying Agent to the Indemnifying Holders in accordance with the Pro Rata Share of such Indemnifying Holder; and

(ii) Parent and the Holder Representative shall provide written instruction to the Escrow Agent in accordance with the Escrow Agreement to cause the Escrow Agent to deposit the amount held in the Adjustment Escrow Fund with the Paying Agent for further payment by the Paying Agent to the Indemnifying Holders, in accordance with the Pro Rata Share of such Indemnifying Holders.

(g) Notwithstanding Section 2.11(e) and Section 2.11(g), if the Positive Adjustment Amount or the Negative Adjustment Amount is less than $100,000, then no additional payments will be made under this Section 2.11, and Parent and the Holder Representative shall provide written instruction to the Escrow Agent in accordance with the Escrow Agreement to cause the Escrow Agent to deposit the amount held in the Adjustment Escrow Fund with the Paying Agent for further payment by the Paying Agent to the Indemnifying Holders, in accordance with the Pro Rata Share of such Indemnifying Holders.

(h) The fees, costs and expenses of the Reviewing Accountant shall be paid by the Holder Representative (on behalf of the Indemnifying Holders) and Parent on an inversely proportional basis, based upon the relative portions of the items and matters in dispute that have been submitted to the Reviewing Accountant for resolution that ultimately are awarded in favor of the Indemnifying Holders and Parent, as the case may be, (e.g., if $100,000 is in dispute, and of that amount the Reviewing Accountant awards $75,000 in favor of Parent and $25,000 in favor of the Indemnifying Holders, then Parent will be responsible for 25%, and the Indemnifying Holders for 75%, of the costs and fees of the Reviewing Accountant).

(i) Any payments made pursuant to Section 2.10 or this Section 2.11 shall be treated as adjustments to the Adjusted Transaction Value for all Tax purposes to the maximum extent permitted under applicable Laws.

Section 2.12 Fractional Shares. The number of shares of Parent Common Stock equal to the applicable portion of the Closing Stock Consideration, including for (i) the shares issuable at Closing, (ii) the shares attributable to the Indemnity Escrow Amount and (iii) the Earnout Stock Consideration, that are become issuable under this Article II shall be rounded up to the nearest whole share of Parent Common Stock, after aggregating all fractional shares of Parent Common Stock to be received, for each allocation of the Closing Stock Consideration in subclauses (i) - (iii).

ARTICLE III

CLOSING PROCEDURES

Section 3.1 Payments.

(a) Payments at Closing. At the Closing, upon receipt by Parent from the Company of electronic evidence of ownership of the Holders’ shares of Company Common Stock (the “Stock Certificates”), but subject to Section 2.6(e), this Section 3.1, Section 3.4 and Article IX, Parent shall pay the aggregate amount to be paid to such Holder to the account or accounts designated by such Holder by wire transfer of immediately available funds as soon as administratively practicable (or, in the case of payments described in Section 2.9(a)(i), with the Company or the applicable payroll provider).

(b) Exchange Procedures. Upon receipt by Parent of electronic evidence of ownership of the Stock Certificates, and subject to this Section 3.1(b), the applicable Holder of such Stock Certificates shall be entitled to receive from Parent the portion of the Merger Consideration (subject to the terms of this Agreement) to which such Holder is entitled pursuant to Article II, as the case may be and without interest thereon. If and to the extent the Stock Certificates are held in electronic form through eShares, Inc. DBA Carta, Inc. (“Carta”), the Company shall deliver to Parent evidence from Carta specifying the shares of Company Capital Stock held in such form as of immediately prior to the Closing; provided, that, notwithstanding anything in the foregoing to the contrary, any Stock Certificates held in electronic form shall be deemed to be automatically delivered to Parent as of the First Effective Time, and such Stock Certificates so surrendered shall be deemed automatically cancelled at such time. Until so surrendered, after the Second Effective Time, subject to appraisal rights under the DGCL, each Stock Certificate will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the consideration provided for in Article II, upon the terms and subject to the conditions set forth in this Agreement. No portion of the Merger Consideration shall be paid to any Holder by virtue of their holdings of Company Capital Stock unless and until the holder of record of such Stock Certificate (whether physical or electronic form) shall have surrendered such Stock Certificate and delivered to Parent a duly completed letter of transmittal and such other documents that Parent may reasonably require in order to effect the payment of the applicable portion of the Merger Consideration.

(c) No Liability. Notwithstanding anything to the contrary in this Section 3.1, neither the Company, Parent nor the Final Surviving Company shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

Section 3.2 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL or the California Corporations Code (“CCC”) are or prior to the First Effective Time may become applicable to the Merger, then any share of Company Common Stock that, as of the First Effective Time, is or may become a “dissenting share” or carry dissenter or appraisal rights under Section 262 of the DGCL or the CCC (the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration due in respect of such share pursuant to Section 2.6, and the holder or holders of such share shall be entitled only to such rights as may be granted to such holder or holders under Section 262 of the DGCL or CCC, as applicable; provided, however, that if the status of any such share as a Dissenting Share shall not be perfected, or if any such share shall lose its status as a Dissenting Share, then, as of the later of the First Effective Time or the time of the failure to perfect such status or the loss of such status, such share shall automatically be converted into and shall represent only the right to receive the consideration due in respect of such share pursuant to Section 2.6. The Company shall give Parent (i) prompt notice of any written demand received by the Company prior to the First Effective Time asserting appraisal and/or dissenter rights pursuant to Section 262 of the DGCL or the CCC, and of any other demand, notice or instrument delivered to the Company prior to the First Effective Time pursuant to the DGCL or the CCC, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the First Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer, which consent may not be unreasonably withheld, conditioned or delayed by Parent.

Section 3.3 No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books. At and after the First Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than Dissenting Shares), the right to receive payment of the consideration due in respect of such shares pursuant to Section 2.6 or, in the case of a holder of Dissenting Shares, to perfect his or her right to receive payment for his or her shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Final Surviving Company. At the First Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made.

Section 3.4 Withholding Rights. Parent, the First Surviving Corporation, the Final Surviving Company, and their respective agents and Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder or any other Person such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of any other Tax Law; provided that if any of Parent, the First Surviving Corporation, the Final Surviving Company, and their respective agents and Affiliates, as applicable, determines that it is obligated to deduct or withhold any amounts from any non-compensatory amounts payable or otherwise deliverable pursuant to this Agreement or any other Transaction Documents, (a) such payor shall use commercially reasonable efforts to provide the applicable recipient with prior written notice of its intent to deduct and withhold, and (b) such payor shall reasonably consider any forms or other deliverables provided by the applicable payee to reduce or eliminate such withholding. To the extent that amounts are so withheld in accordance with the foregoing and properly paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the Company, Parent and the Merger Subs, the Company has delivered to Parent and Merger Subs a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedule”). Any disclosure or Contract set forth or referenced in the Company Disclosure Schedule with respect to a particular representation or warranty contained herein shall relate to the section of the Agreement referenced and any other section or subsection of this Agreement where the applicability of such disclosure is reasonably apparent on the face of such disclosure without any additional inquiry or knowledge of the reader. Nothing in the Company Disclosure Schedule shall broaden the scope of any representation or warranty of the Company contained in this Agreement, and disclosure of any item in the Company Disclosure Schedule shall not constitute an admission that such item is material or required to be disclosed. Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

Section 4.1 Authority; Due Execution; Board Approval; Vote Required.

(a) Authority. Subject to the receipt of the Required Stockholder Votes, the Company has all requisite corporate power and authority to enter into this Agreement and each other Transaction Document to which the Company is party and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is party by the Company, and the consummation of the Contemplated Transactions, have been duly authorized by all necessary corporate action on the part of the Company and its board of directors, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Transaction Documents by the Company or to consummate any of the Contemplated Transactions.

(b) Due Execution. This Agreement has been, and each other Transaction Document to which the Company is party has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the Enforceability Exception.

(c) Board Approval. The Company’s board of directors has: (i) unanimously determined that the Mergers are advisable and fair to and in the best interests of the Company and its stockholders; (ii) unanimously adopted this Agreement; (iii) unanimously recommended the adoption of this Agreement by the holders of Company Capital Stock and directed that this Agreement and the Mergers be submitted for consideration by the Company’s stockholders.

(d) Vote Required. The affirmative vote or written consent of (i) the holders of the Company Capital Stock which constitute the equivalent of a majority of the outstanding shares of Company Capital Stock, voting as a single class on an as-converted to Company Common Stock basis, and (ii) the holders of the Company Preferred Stock which constitute the equivalent of a majority of the outstanding shares of Company Preferred Stock, voting as a single class on an as-

converted to Company Common Stock basis, are the only votes or consents by the Company’s stockholders necessary (under the Company’s Charter Documents, the DGCL or otherwise) for the adoption of this Agreement and the approval of the Contemplated Transactions (including the Mergers) (such votes or consents being referred to collectively as the “Required Stockholder Votes”).

Section 4.2 Organization; Standing and Power; No Subsidiaries.

The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on the Business. Section 4.2 of the Company Disclosure Schedule sets forth all of the jurisdictions in which the Company is qualified to do business. The Company is duly qualified to do business as a foreign corporation, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary. True and complete copies of the Certificate of Incorporation (the “Company Certificate of Incorporation”) and bylaws (the “Company Bylaws”) of the Company, each as amended and in effect as of the date of this Agreement, have been made available to Parent. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws. The minute books of the Company (containing the records of meetings of the stockholders, the board of directors of the Company, and any committees of the board of directors of the Company) as provided to Parent, in all material respects, are complete and correct and contain copies of all actions taken by the board of directors and stockholders of the Company. The Company has no Subsidiaries or any other Affiliates or equity interest in a third party, and has never owned, directly or indirectly, any securities of any other corporation, limited liability company, partnership, joint venture, association or other business entity.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 40,400,000 shares of common stock, par value $0.0001 per share and 18,148,055 shares of preferred stock, par value $0.0001 per share, of which 1,479,997 shares are designated as Series Seed Preferred Stock, 3,251,707 shares are designated as Series Seed-2 Preferred Stock, 8,830,153 shares are designated as Series A Preferred Stock, and 4,586,198 shares are designated as Series A-1 Preferred Stock. As of the date of this Agreement, there are 14,900,308 shares of Company Common Stock, 1,298,180 shares of the Company Series Seed Preferred Stock, 1,632,613 shares of the Company Series Seed-2 Preferred Stock, 7,979,468 shares of the Company Series A Preferred Stock, and 2,194,409 shares of the Company Series A-1 Preferred Stock issued and outstanding, and the Company has no other issued or outstanding shares of Company Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued in compliance with federal and state securities laws, and are fully paid and non-assessable, and are not subject to any pre-emptive rights. No shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer. No shares of Company Capital Stock are held as treasury stock or are owned by the Company. There are no accrued or unpaid dividends with respect to any issued and outstanding shares of Company Capital Stock. Section 4.3(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of (x) the holders of all the issued and outstanding shares of Company Capital Stock, (y) the name and Carta contact email address of each such holder, and (z) the class, series and number of shares of Company Capital Stock owned of record by each such holder.

(b) As of the date hereof, the Company has reserved 10,545,412 shares of Company Common Stock for issuance to Company Service Providers pursuant to the Company Equity Plan, of which (i) 2,384,245 shares have been issued pursuant to restricted stock purchase agreements and/or the exercise of options and are currently outstanding (and included as outstanding in Section 4.3(a) above), (ii) 7,170,144 shares are subject to outstanding and unexercised Company Options and (iii) 991,023 shares remain available for issuance thereunder. The Company has made available to Parent copies of all valuation reports prepared for the Company by an independent valuation firm to determine the fair market value of Company Common Stock for purposes of setting the exercise price of Company Options granted by the Company for purposes of Sections 409A and 422 of the Code. The per-share exercise price of all Company Options is at least equal to the fair market value of a share of Common Stock on the date such Company Options were granted, and the Company has not incurred or would reasonably not be expected to incur any Liability or obligation to withhold taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute options to purchase “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)). Section 4.3(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Optionholders and each Company Option, whether or not granted under the Company Equity Plan, including (A) the number of shares of Common Stock underlying such Company Option, (B) the number of such shares that are vested or unvested, (C) the “date of grant” (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), (D) the vesting commencement date, (E) the vesting schedule (and the terms of any acceleration thereof), (F) the exercise price per share, (G) the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law providing favorable Tax treatment), (H) the expiration date of each Company Option, and (I) whether the Company Option was granted under the Company Equity Plan. All Company Options listed on Section 4.3(b) of the Company Disclosure Schedule that are denoted as incentive stock options under Section 422 of the Code are intended to so qualify. Section 4.3(b) of the Company Disclosure Schedule identifies each Company Service Provider with an offer letter, employment agreement or other Contract or Company Benefit Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Common Stock or other equity awards with respect to shares of Common Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date hereof, together with the number of such options, other equity awards or other securities and any promised terms thereof.

(c) As of the date hereof, there are 1,625,487 shares of Company Common Stock and 609,558 shares of Company Series A-1 Preferred Stock that are subject to outstanding Company Warrants. Section 4.3(c) of the Company Disclosure Schedule sets forth, as of the date hereof, for each outstanding Company Warrant, a true, correct and complete list of: (i) the name of the Company Warrantholder; (ii) the state of residency of such Company Warrantholder, (iii) the number of shares of Company Capital Stock subject to such Company Warrant; (iv) the class or series of such shares of Company Capital Stock; (v) the date of issuance; and (vi) the exercise price per share of such Company Warrant.

(d) True, correct and complete copies of the Company Equity Plan, each Company Warrant, all Contracts relating to each Company Warrant, and the Company’s customary form of option agreement evidencing Company Options (and any option agreement that materially deviates from such form) and the shares of Company Capital Stock acquired upon exercise or conversion of such Company Option (collectively, the “Securities Agreements”) have been made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement any such Securities Agreements. None of the Securities Agreements requires or otherwise provides for any accelerated vesting or the acceleration of any other benefits thereunder, in each case in connection with the Contemplated Transactions, either alone or together with any other event, whether before, upon or following the Closing or otherwise.

(e) There are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the capital stock of the Company to which the Company is a party, or by which it is bound, obligating the Company to repurchase, redeem or otherwise acquire any issued and outstanding shares of Company Capital Stock, (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company and (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which the Company is a party or, to the Knowledge of the Company, among other parties, with respect to the governance of the Company or the voting or transfer of any shares of Company Capital Stock.

(f) As of the Closing, no stockholder of the Company, Company Optionholder, Company Warrantholder or holder of Convertible Notes will be entitled to any amounts except as provided in the Consideration Schedule, and no Person not disclosed in the Consideration Schedule has a right to any Company Capital Stock, Company Options, Company Warrants, any other equity interests of the Company or Merger Consideration.

Section 4.4 Non-Contravention. The execution and delivery by the Company of this Agreement and all other agreements and instruments referenced herein to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Contemplated Transactions, does not and will not (i) conflict with or result in a violation of the Company Certificate of Incorporation, Company Bylaws or any resolution adopted by the stockholders (or holders of other equity securities), the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of the Company, (ii) assuming (a) all consents, waivers, approvals, authorizations, orders, permits, declarations, filings, registrations and notifications and other actions set forth in Section 4.5 and Section 4.6 and (b) all federal and state securities filings required to be made by Parent or its Affiliates, in each case, have been obtained or made, conflict with or violate any Governmental Order or Law applicable to the Company or its assets or properties or give any Governmental Authority the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order to which the Company or any of the assets, rights, Permits or properties owned or used by the Company, is subject, (iii) assuming all consents, waivers approvals and authorizations that are required pursuant to the terms of the Contracts set forth in Section 4.5 and Section 4.6 of the Company Disclosure Schedule are obtained, result in a breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, give rise to any right of payment, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any material benefit under any Listed Contract, (iv) result in the creation of any Encumbrance (other than any Permitted Encumbrance) on any of the material assets or properties of the Company or the Company Capital Stock, or (v) contravene or conflict with in any material respect or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or materially modify, any Permit that is held by the Company or that otherwise relates to the Business or to any of the assets owned or used by the Company.

Section 4.5 Contractual Consents. Except as set forth on Section 4.5 or Section 4.6 of the Company Disclosure Schedule (as applicable), no consent under any Listed Contract is required to be obtained, and the Company is not and will not be required to give any notice to, any Person (other than any Governmental Authority) in connection with the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of the Mergers or any of the other Contemplated Transactions. For purposes of this Agreement, including this Section 4.5 and Section 4.6, a consent or permit will be deemed “required” to be obtained, a notice will be deemed “required” to be given and a filing or declaration will be deemed “required” to be made if the failure to obtain such consent or Permit, give such notice or make such filing or declaration could result in the Company (i) becoming subject to any Liability, (ii) being required to make any payment to a third party or issue any securities, or (iii) being in breach of a contractual obligation under any Listed Contract.

Section 4.6 Governmental Consents. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority is required to be made or obtained by the Company in connection with the execution and delivery of this Agreement and all other agreements and instruments referenced herein by the Company, the performance by the Company of its obligations hereunder and thereunder, or the consummation by the Company of the Contemplated Transactions and such other agreements and instruments, except: (a) the filing of the First Certificate of Merger and Second Certificate of Merger pursuant to the DGCL and (b) applicable requirements, if any, under federal or state securities or “blue sky” Laws.

Section 4.7 Financial Statements.

(a) The Company has prepared, or caused to be prepared, and made available to Parent and its advisors true, correct and complete copies of its unaudited financial statements of the Company (including the balance sheet and the related statements of income and cash flows of the Company) as of and for the fiscal year ended December 31, 2024 and the unaudited financial statements of the Company (including the balance sheet and the related statements of income and cash flows of the Company) as of and for the 11 months ended November 30, 2025 (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein (subject, in the case of the unaudited financial statements of the Company to normal year-end adjustments, none of which individually or in the aggregate are expected to be material in amount, and the absence of footnotes), and present fairly and accurately, in all material respects, the financial position, results of operations and cash flows of the Company as of the respective dates and during the respective periods indicated therein. The transactions entered in the Company Financial Statements represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in accordance with GAAP in all material respects. All reserves that are set forth in or reflected in the Company Financial

Statements have been established in accordance with GAAP consistently applied. There has been no material change in the Company’s accounting policies, except as described in the Company Financial Statements or as required by GAAP. The unaudited consolidated balance sheet of the Company as of November 30, 2025 shall be referred to in this Agreement as the “Current Balance Sheet” and the date thereof shall be referred to in this Agreement as the “Balance Sheet Date.”

(b) The Company maintains accurate books and records in compliance with applicable Laws and GAAP reflecting its assets and liabilities and has established and maintains internal accounting controls customary for a company at the same stage of development as the Company that provide reasonable assurance that (i) transactions, receipts and expenditures are executed with appropriate management’s or board of director’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for its assets, (iii) access to the Company’s assets is permitted only in accordance with management’s authorization, (iv) unauthorized acquisition, use or disposition of the assets of Company are prevented or timely detected, and (v) the reporting of its assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company Financial Statements are derived from and in accordance with the books and records of the Company. Neither the Company nor, to the Knowledge of the Company, any Company Service Provider or the Company’s independent auditors (if any), has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (B) any fraud, whether or not material, that involves a Company Service Provider who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (C) any claim or allegation regarding any of the foregoing.

(c) Section 4.7(c) of the Company Disclosure Letter sets forth the names of all banks and other financial institutions (and, in case of physical storage at such bank or other financial institution, the address) at which the Company maintains an account (whether checking, savings or otherwise), lock box or safe deposit box, the account numbers thereof and the names of all Persons authorized to make withdrawals therefrom. There are no outstanding powers of attorney executed by or on behalf of the Company relating to such accounts, lock boxes or safe deposit boxes.

Section 4.8 Undisclosed Liabilities. The Company has no material Liability of any nature, except (a) as reflected in, reserved against or disclosed in the Company Financial Statements, (b) as incurred in the ordinary course of business, consistent with past practice, since the Balance Sheet Date, which are of the same character and nature as the obligations and Liabilities set forth in the Current Balance Sheet (none of which is a Liability for breach of contract, tort or infringement, any Action or an environmental Liability and none of which is material individually or in the aggregate), (c) for Liabilities disclosed in Section 4.8 of the Company Disclosure Schedule or (d) as incurred under this Agreement or in connection with the Contemplated Transactions as Company Transaction Expenses. On the Closing Date immediately following the Second Effective Time, there will be no Debt at the Company. Except for Liabilities reflected in the Current Balance Sheet, the Company has no off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.

Section 4.9 Certain Changes or Events. Between the Balance Sheet Date and the date of this Agreement, there has not been, occurred or arisen:

(a) any event or condition of any kind or character that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) any issuance of (i) Company Capital Stock, other than pursuant to the exercise of a Company Option, (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any Company Capital Stock or (iii) any notes, bonds or other debt security;

(c) any declaration, setting aside or payment of any dividend, or other distribution or capital return in respect of any shares of Company Capital Stock, or any redemption, repurchase or other acquisition by the Company of any shares of Company Capital Stock;

(d) any sale, assignment, transfer of ownership, or lease, or agreement to sell, assign, transfer ownership of, or lease, any of the assets of the Company having a value, in any individual case, in excess of $50,000 or an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice or in connection with the Contemplated Transactions), or any exclusive license of any Owned Company IP, or exclusive license to the Company of any Proprietary Rights (other than with respect to Standard Agreements);

(e) any acquisition (by merger, consolidation or other combination, or acquisition of stock or assets or otherwise) by the Company of any corporation, partnership or other business organization, or any division thereof;

(f) any material change in any method of financial accounting or financial accounting practice used by the Company, other than such changes as are required by GAAP;

(g) any material Tax election (including any change in any material Tax election) or incurrence of a material Tax Liability arising outside the ordinary course of business;

(h) except as required by applicable Law or the terms of any Company Benefit Plan, (i) any increase in the compensation and benefits, including the annual base salary or annual bonus opportunity, of any Company Service Provider, other than immaterial increases for employees in the ordinary course of business consistent with past practice and up to $50,000 (ii) any granting or promise of any equity or equity-linked awards, bonuses or any severance, change of control, retention, termination or similar compensation or benefits to any Company Service Provider, (iii) adoption of, or amendment or termination of, any Company Benefit Plan, (iv) taking any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Benefit Plan (other than in connection with the Contemplated Transactions) or (v) any other material change in the employment or service terms for any Company Service Provider, including, (A) hiring of any new employee or (B) termination, without cause, of the employment or engagement of any Company Service Provider;

(i) any material incurrence of Debt;

(j) any discharge or satisfaction of any Encumbrance or payment of any Debt or Liability (other than Debt or Liabilities paid in the ordinary course of business consistent with past practice), prepayment of any amount of Debt or imposition of any Encumbrance (other than Permitted Encumbrances) on the Company’s properties or assets;

(k) any waiver, cancellation, compromise or release of any rights or claims of material value, whether or not in the ordinary course of business, excluding the lapse, cancellation or abandonment of immaterial Registered Proprietary Rights, which, in the Company’s reasonable business judgement, were not necessary for the operation of the Business;

(l) any changes in the Company’s cash management customs and practices other than in the ordinary course of business consistent with past practice (including with respect to maintenance of working capital balances, collection of accounts receivable, and payment of accounts payable);

(m) the institution or settlement of any Action; or

(n) any agreement, other than this Agreement, to take any actions specified in this Section 4.9.

Section 4.10 Tax Matters.

(a) All income and other material Tax Returns required to be filed by (taking into account all valid extension) or with respect to the Company have been duly and timely filed with the appropriate Tax Authority and each such Tax Return is accurate and complete in all material respects. All Taxes owed by the Company have been timely and properly paid in full (whether or not shown on any Tax Return). There are no Encumbrances for Taxes (other than Permitted Encumbrances) on any assets of the Company. There is no basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, could reasonably be expected to result in any Encumbrances for Taxes on the assets of the Company.

(b) No assessment, deficiency or adjustment has been asserted, proposed or, to the Knowledge of the Company, threatened, with respect to any Tax Return of or with respect to the Company, other than any assessment, deficiency or adjustment that has been settled or paid in full. No Tax audit or administrative or judicial proceeding is being conducted, is pending or has been, to the Knowledge of the Company, threatened with respect to the Company. The Company has not received from any Tax Authority a written or, to the Knowledge of the Company, other request for information related to Tax matters that has not been fully resolved. No written or, to the Knowledge of the Company, other claim has ever been made by any Tax Authority in a jurisdiction where the Company does not pay Taxes or files Tax Returns that the Company is or may be subject to taxation in that jurisdiction. The Company has complied in all material respects with all applicable information return or reporting requirements with respect to material Taxes.

(c) The Company has not requested and is not the beneficiary of any extension of time with respect to the due date for the filing of any Tax Return (other than any extension to file a Tax Return obtained in the ordinary course of business that is automatically granted). No waiver or agreement for any extension of time for the assessment or payment of any Tax of the Company is currently in force and will remain in effect after the Closing Date (other than as a result of any extension to file a Tax Return obtained in the ordinary course of business that is automatically granted).

(d) The Company has withheld and paid over to the appropriate Tax Authority all material Taxes it is required to withhold from amounts paid or owing to any employee, independent contractor, stockholder, creditor or other third party and has complied with all applicable Law relating to the payment, collection or withholding of Taxes (such as sales Taxes or withholding of Taxes from the wages of employees or other amounts paid or owing to any creditor, stockholder or other third party).

(e) The Company is not a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity or similar agreement or arrangement (other than any agreement that (i) will terminate on or before the Closing Date or (ii) was entered into in the ordinary course of business and is not primarily related to the allocation or sharing of Taxes).

(f) None of the property of the Company is held in an arrangement that is reasonably expected to be classified as a partnership for U.S. federal income Tax purposes. The Company does not and has never owned (directly or indirectly) any interest in, any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code). The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code a “United States real property holding corporation” within the meaning of Section 897 or Section 1445 of the Code.

(g) The Company has not made an election under Section 965(h) of the Code.

(h) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting initiated prior to Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local, or foreign Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) incurred prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received outside of the ordinary course of business on or prior to the Closing Date.

(i) The Company does not have any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Law), or as a transferee or successor, or by Contract (other than any Contract that was entered into in the ordinary course of business and is not primarily related to Taxes) or assumption. The Company is not, and never has been, a member of an affiliated, consolidated, combined or unitary group filing for federal or state or non-U.S. income Tax purposes (other than any group of which Company was the ultimate parent corporation).

(j) The Company has not participated any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(k) The Company is not subject to Tax in any jurisdiction outside of the United States. The Company does not and has never had a permanent establishment in any non-US jurisdiction, as defined in any applicable Tax treaty or convention between the United States and such foreign country, or otherwise has never had an office or fixed place of business in a country other than the United States. The Company is in material compliance with respect to any Tax exemption, Tax holiday or other Tax reduction agreement or Governmental Order of a Tax Authority. The Company has provided to Parent all documentation relating to any applicable Tax exemption, Tax holiday or other Tax reduction agreement or Governmental Order of a Tax Authority that has current applicability to the Company.

(l) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code (i) in the 2 years prior to the Closing Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(m) No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that will remain in effect after the Closing Date. The Company does not have a request for a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar request, in each case made in writing, that is in progress or pending with any Governmental Authority with respect to Taxes. There are no closing agreements with any Tax Authority in respect to Taxes, voluntary disclosure agreements with respect to Taxes, Tax rulings or written requests for Tax rulings currently outstanding or in effect with respect to the Company.

(n) The Company has been treated as a corporation for U.S. federal income Tax purposes since its incorporation.

(o) The Company has not taken or agreed to take any action, or knows of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.11 Litigation and Governmental Orders. There are no Actions pending (or, to the Knowledge of the Company, threatened) against the Company (i) which relate to (A) any of the assets or properties of the Company, or (B) any Company Service Provider arising out of their employment or board relationship with the Company or (ii) that questions the validity of the Transaction Documents or the right of the Company to enter into them, or to consummate the Contemplated Transactions, nor, to the Knowledge of the Company, is there any reasonable basis therefor. Neither the Company nor any of its assets or properties are subject to any Governmental Order relating specifically to the Company or any of its assets or properties. There is no Action by the Company pending or which the Company intends to initiate.

Section 4.12 Compliance with Laws.

(a) The Company has complied with, and is currently in compliance with, is not and has not been in violation of, applicable Law in all material respects. The Company has not received any notice or other communication from any Governmental Authority to the effect that the Company is not in compliance with, or regarding an actual or alleged violation of, in any material respect, any applicable Law.

(b) None of the Company, or, to the Knowledge of the Company, any of its Company Service Providers (acting in their capacities as such), has knowledge of any allegation, whistleblower complaint, enforcement action, or investigation involving the Company related to potential or actual noncompliance with applicable Law, including Anti-Bribery Law and Sanctions, or knowledge of any circumstances likely to give rise to any such action or investigation.

Section 4.13 Permits. The Company has all Permits required to permit the Company to conduct the Business. All of the Permits held by or issued to the Company are in full force and effect, and the Company is in compliance, in all material respects, with each such Permit held by or issued to it. Section 4.13 of the Company Disclosure Schedule contains a complete listing of all material Permits owned or possessed by the Company or used by the Company in the conduct of the Business. No loss or expiration of any Permit is pending or, to the Knowledge of the Company, threatened (including as a result of the Contemplated Transactions). The Company has not received any notices alleging the failure to hold any Permit. The Company has made available to Parent true and complete copies of all documentation and correspondence between the Company and any Governmental Authority with respect to any inspection or audit observations of non-compliance or which pertains to receipt of notice (written or oral) of non-compliance (including warning letters) from any Governmental Authority, with respect to the Business. Neither the Company nor, to the Knowledge of the Company, any of its Company Service Providers has made any material false statements on, or material omissions from, any applications, notifications, reports, or other submissions to any Governmental Authority, or made any material false statements on, or material omissions from, any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority. To the Knowledge of the Company, none of the Company’s Permits will be terminated or impaired or become terminable as a result of the Contemplated Transactions.

Section 4.14 Tangible Property.

(a) The Company does not own, nor has it ever owned, any real property. Section 4.14(a) of the Company Disclosure Schedule contains a true, correct and complete list of each item of real property in which, as of the date of this Agreement, the Company has a leasehold interest granted from or to a third party (the “Real Property”), including the street address of the Real Property, the name of the third party lessor(s) or lessee(s) thereof, as the case may be, the date of the lease relating thereto, and all amendments thereof (each, a “Lease”). The Company has a valid and subsisting leasehold interest in all Real Property leased by it, in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) The Company has valid and subsisting ownership or leasehold interests in all of its tangible personal assets and properties, free and clear of all Encumbrances, other than Permitted Encumbrances.

(c) With respect to the Real Property: (i) the Company has not assigned, subleased, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold created by such Lease and (ii) there are no outstanding options or rights of any party to terminate such Lease prior to the expiration of the term thereof.

Section 4.15 Proprietary Rights.

(a) Section 4.15(a) of the Company Disclosure Schedule sets forth as of the date of this Agreement, a true, correct and complete list of each item of Registered Proprietary Rights, and applications therefor, and the jurisdiction in which such item of Registered Proprietary Rights has been registered or filed and the applicable application, registration, or serial or other similar identification number. The Company is the sole owner of, and owns all right, title and interest in and thereto, or has an exclusive license to each item of Registered Proprietary Rights as described and set forth in (a) of the Company Disclosure Schedule. Section 4.15(a) of the Company Disclosure Schedule also sets forth a true, correct, and complete list of each Company Product.

(b) The Company has made reasonable decisions regarding the filing of applications to obtain Registered Proprietary Rights and has made all filings and payments and taken all other actions required to be made or taken to maintain each item of issued or registered Registered Proprietary Rights (after giving effect to any permitted extensions of due dates available from a Governmental Authority) in full force and effect by the applicable deadline and otherwise in accordance with all applicable Laws. To the Knowledge of the Company, the applicable licensors for Proprietary Rights exclusively licensed to the Company have taken all actions required to be made or taken to maintain such Proprietary Rights in full force and effect in accordance with all applicable Laws. Set forth on Section 4.15(b) of the Company Disclosure Schedule are all material Owned Company IP that are not Registered Proprietary Rights, to the extent that such Owned Company IP is necessary or useful in the development, commercialization or production of any Company Product. There are no Encumbrances (other than Permitted Encumbrances) on, or exclusive licenses or exclusive sublicenses (or any options thereto), as applicable, granted by the Company to, any of the Owned Company IP.

(c) (i) To the Knowledge of the Company, the Company owns or has a valid right to use the Proprietary Rights that are necessary to conduct the Business, free and clear of all Encumbrances (other than Permitted Encumbrances) and (ii) subject to Section 4.4, Section 4.5, and Section 4.6 (in each case, as specifically relating to this Section 4.15(n)), such Proprietary Rights will not be adversely affected or result in any limitation on Company’s right, title or interest in or to any Company IP, by reason of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement .

(d) (i) All issued patents in the Owned Company IP and Proprietary Rights exclusively licensed to the Company are subsisting and, to the Knowledge of the Company, valid and enforceable, (ii) all pending patent applications within the Owned Company IP and Proprietary Rights exclusively licensed to the Company, once issued, will not be unenforceable for inequitable conduct based on facts or circumstances occurring before the date hereof, and (iii) to the Knowledge of the Company, there are not any allegations that the inventorship for any of the Patent Rights within the Owned Company IP or Proprietary Rights exclusively licensed to the Company is incorrect or improper. No Patent Rights owned by or purported to be owned by the Company have been or are now involved in any interference, reissue, re-examination, inter partes review, post grant review, opposition proceeding or any other like proceeding anywhere in the world. No university, college, other educational institution, research center, or non-profit institution or Governmental Authority has sponsored any research or development conducted by the Company, or has provided or provides facilities, personnel, funding, or other forms of aid, in each case, in any manner that requires any Person other than the Company to have any claim or right to or ownership of any Company IP. No Owned Company IP (including without limitation any patents, patent rights or technology) is subject to prohibitions, restrictions or rights of any university, college, other educational institution, research center, non-profit institution or Governmental Authority that have had or would reasonably be expect to have a material and adverse effect on the ability of the Company to conduct the Business. No Governmental Authority has an ownership interest, exclusive rights, or similar rights in any Owned Company IP, except for Small Business Innovation Research data rights in either technical data or computer software (as each term is defined in the Defense Federal Acquisition Regulation Supplement 252.227-7018), and for the minimum rights such Governmental Authority is entitled to possess under Applicable Law. No prime contractor or subcontractor at any tier under a Government Contract with the Company has been granted or is otherwise entitled to any ownership interest, exclusive rights, or similar rights or interests in any Owned Company IP pursuant to the terms of such Government Contract with the Company or otherwise, except as required by Law. All technical data and Software delivered by the Company to any Governmental Authority, including technical data, computer software and computer software documentation has been marked with the proper restrictive legends in accordance with the terms of the applicable Government Contract that grant the applicable Governmental Authority the most restrictive applicable license, and the Company has never delivered or provided access to any source code developed by the Company to any Governmental Authority. To the Knowledge of the Company, the Company has neither conceived nor first reduced to practice any patentable invention during the performance of any Government Contract. To the Knowledge of the Company, no current or former founder, or employee of the Company who was or is involved in, or who contributed or contributes to, the creation or development of any Owned Company IP has performed services for any such institution or Governmental Authority during a period of time during which such current or former founder, or employee was also performing services for the Company.

(e) There are no claims pending or resolved, or to the Knowledge of the Company, threatened, against the Company, concerning the ownership, validity or enforceability of any of the Owned Company IP or Proprietary Rights exclusively licensed to the Company or alleging that the conduct of the Business or any other activity by the Company infringes upon or violates (or in the past infringed upon or violated) the rights of others in or to any Proprietary Rights or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Proprietary Rights of any Person, and to the Knowledge of the Company, there is no material basis for such claims, as of the date of this Agreement (for clarity, excluding office actions and other routine correspondences issued in the prosecution of Registered Proprietary Rights). To the Knowledge of the Company and notwithstanding 35 US §271(e)(2) or any comparable Laws, the conduct of the Business (including the future commercialization of the Company Product as currently contemplated) has not infringed and does not and would not infringe upon or misappropriate or unlawfully any Proprietary Rights of any other person, as of the date of this Agreement.

(f) The Company has not received any written notice of (i) any alleged invalidity or unenforceability of any of the Company IP that is material to the conduct of the Business with respect to the Company Product, or (ii) any alleged infringement or misappropriation of any Proprietary Rights of others due to any activity by the Company with respect to the Company Product.

(g) There is no litigation pending against the Company concerning the ownership, validity or enforceability of the Owned Company IP or Proprietary Rights exclusively licensed to the Company that is material to the conduct of the Business with respect to the Company Product (for clarity, excluding office actions and other routine correspondences issued in the prosecution of Registered Proprietary Rights).

(h) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or in the past infringed, misappropriated or otherwise violated, any Owned Company IP that is material to the operation of the Business.

(i) Each of the Company’s current and former employees, consultants and independent contractors that contributed to the development of the Owned Company IP has executed an agreement obligating such employee, consultant or independent contractor to assign to the Company ownership of all such inventions made by such employees, consultants and independent contractors in the course of performing services for the Company, and all such Proprietary Rights therein. To the Knowledge of the Company, no current or former officers and employees of, or consultants or independent contractors to, the Company have breached any material term of any such agreements.

(j) The Company has taken commercially reasonable measures to protect the secrecy, confidentiality and value of all Proprietary Rights included in the Company IP that are of a confidential nature and material to the conduct of the Business with respect to the Company Product, including those deemed by the Company to be a Trade Secret. Company service providers (including previous Company Service Providers), including employees and other Persons engaged by the Company, and including each Person who is or was an officer, employee, consultant or contractor of the Company: (a) with access to the Company’s confidential information has signed an agreement containing binding obligations of confidentiality; and (b) who has contributed to the creation or development of any Owned Company IP has all Proprietary Rights in such Person’s contribution to such Owned Company IP under an agreement containing a present assignment to the Company or by operation of law. In each case where a Patent Right is held by the Company by assignment, the assignment has been duly recorded with applicable Governmental Authority(ies). To the Knowledge of the Company, no current or former officers and employees of, or consultants or independent contractors to, the Company, or other Persons with access to the Company’s confidential information, have breached any terms of any such agreements. To the Knowledge of the Company, each licensor of Company IP to the Company has taken all reasonable steps to maintain and protect the secrecy, confidentiality and value of all material Trade Secrets included in such licensed Company IP. No Trade Secret that is material to the Business has been authorized to be disclosed by the Company, or, to the knowledge of the Company, has been disclosed to any of the Company’s past or present employees or any third Person, other than pursuant to Contract obligations restricting the disclosure and use of such Trade Secret by such Person.

(k) (i) The Company does not have any contractual obligation to compensate any Person for the use of any Proprietary Rights; (ii) the Company has not entered into any agreement to indemnify any other Person against any claim of infringement or misappropriation of any Proprietary Rights; and (iii) there are no settlements, covenants not to sue, consents, judgments, or orders agreed to by the Company that: (A) restrict the Company’s rights to use any Proprietary Rights, (B) restrict the conduct of the Business in order to accommodate a third party’s Proprietary Rights or (C) permit third parties to use any Company IP.

(l) The Company lawfully owns, leases, or licenses all Systems that are used in the operations of the Business and all such Systems are reasonably sufficient for the immediate needs of the Company, and, subject to Section 4.4, Section 4.5, and Section 4.6 (in each case, as specifically relating to a System or this Section 4.15(l)), will continue to have such rights immediately after the date of this Agreement. In the past five years, there has been no failure or other material substandard performance of any System, in each case, which has caused a material disruption to the Business. The Company maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, in each case, consistent with industry practice. To the Knowledge of the Company after using commercially available virus checking tools, the Systems do not contain any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit unauthorized access, to maliciously disable or erase software, hardware, or data. To the Knowledge of the Company, the Company is not in breach of any of its Contracts or licenses relating to Systems. The Company has not been subjected to an audit of any kind in connection with any license or other Contract pursuant to which such party holds rights to any third-party Software, nor has it received any notice of intent to conduct any such audit. For the Software developed by or on behalf of the Company or for the Business, to the Knowledge of the Company, (w) the Company has in its possession its source code, in up-to-date appropriately catalogued versions that are accessible by its approved employees, independent contractors, and other service providers, (x) the Company has in its possession documentation as reasonably necessary to enable competently skilled programmers and engineers to use, update, and enhance such Software by readily using the existing source code and documentation, (y) such source code and documentation identified in subsections (w) and (x) is only provided to Company employees, independent contractors, and other service providers who have executed employee confidentiality agreements on a need-to-know basis, and is otherwise kept confidential from, and remains inaccessible to, its employees, independent contractors, other service providers and any other Persons, and (z) there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to the source code for such Software, including by the Company’s employees, independent contractors, or other service providers.

(m) The Company has made available to Parent true and correct copies of a code scan performed by Black Duck Software, Inc. software on all Company’s source code for the most current versions of the Company Products. The Company has not distributed, licensed, or otherwise used any Open Source Software in any manner that requires (or upon a distribution, would require) any Owned Company IP or Proprietary Rights exclusively licensed to the Company to be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) distributed at no or minimal charge.

(n) To the Knowledge of the Company, the Company owns or has valid rights to use all Owned Company IP, and in-licensed Company IP, used in the operation of the Business without any infringement, misappropriation or violation of the Proprietary Rights of any Person. Subject to Section 4.4, Section 4.5, and Section 4.6 (in each case, as specifically relating to this Section 4.15(n)), the Company will continue to own or have after the date of this Agreement, valid rights or licenses as are sufficient to use material Company IP to the same extent as prior to the date of this Agreement. Subject to Section 4.4, Section 4.5, and Section 4.6 (in each case, as specifically relating to this Section 4.15(n)), the consummation of the Contemplated Transactions will not result in the loss of impairment of the Company’s rights in material Company IP and will not result in the breach of, or create on behalf of any third party the right to terminate or modify or accelerate any payments under, any agreement to which the Company is a party and pursuant to which the Company is authorized or licensed to use any third party Proprietary Rights.

(o) Section 4.15(o) of the Company Disclosure Schedule sets forth a true, correct, and complete list of all Contracts other than Standard Agreements, (i) under which the Company uses or licenses any Proprietary Rights owned by any Person besides the Company that is material to the Business, or owes any royalties or other payments to any Person for the use of any Proprietary Rights, (ii) under which the Company has granted any Person any right or interest in any Owned Company IP or Proprietary Rights exclusively licensed to the Company, (iii) that otherwise materially affects the Company’s use of, rights in, or ability to enforce the Owned Company IP or Proprietary Rights exclusively licensed to the Company used in connection with the Business or any Owned Company IP or Proprietary Rights exclusively licensed to the Company (including co-existence agreements and covenants not to sue), and (iv) under which the Company has agreed to indemnify any Person for or against any interference, infringement, dilution, misappropriation, or violation with respect to any Proprietary Rights.

(p) The Company has (i) complied in all material respects with Applicable Data Protection Requirements and (ii) contractually obligated any third parties that process, access, or store Personal Information or Company Data on behalf of the Company to abide by terms that are compliant in all material respects with Applicable Data Protection Requirements. No Person (including any Governmental Authority) has made any claim or commenced any action against the Company with respect to alleged violations of Applicable Data Protection Requirements.

(q) The Company has taken reasonable technical, physical, administrative, and operational measures designed to secure Personal Information and Company Data within its custody or control from compromise of confidentiality, integrity, availability or security. To the Knowledge of the Company, there is not currently pending, and there has not been, any allegation raised with the Company of a material deficiency in or failure to meet any of the measures described above. The Company has timely and reasonably remediated and addressed any and all audit findings relating to the Company’s implementation of administrative, physical and technical safeguards. To the Knowledge of the Company, there has been no material unauthorized access, use, disclosure, or other breach of security of Personal Information or other Company Data, and the Company has not provided or been required under Applicable Data Protection Requirements to provide notification of any breach of privacy or data security.

(r) For each Company AI Product that has been (A) developed or improved pursuant to any specifications provided by a customer or partner of the Company; (B) developed or improved using any Training Data provided by a customer, partner or other third party; or (C) customized in any material respect for any customer or partner of the Company, there are no restrictions on the Company’s exploitation or commercialization of such Company AI Product or on the Company’s ability to enforce its Proprietary Rights in such Company AI Product arising from or as a consequence of any of the foregoing. The Company has materially complied with all terms and conditions applicable to the collection and use of any material third-party Training Data, including without limitation, any agreement, end-user license, terms of service, terms of use, or other terms and conditions that govern the Company’s collection and use of any Training Data, and no such Training Data was collected or generated using web scraping, web crawling or similar web harvesting technology. No proprietary source code for any Company Product was authored, modified, debugged, improved or otherwise developed with the use of, or has been disclosed to, any third-party AI Technology.

(s) The Company maintains or adheres to all applicable Law concerning any Company AI Products. There has been (i) no actual or alleged non-compliance with any such applicable Law; (ii) no complaint, claim, proceeding, or litigation alleging that Training Data used in the development, training, improvement, or testing of any Company AI Product was biased, untrustworthy or manipulated in an unethical or unscientific way; (iii) no report, finding or impact assessment of any internal or external auditor or other third party that makes any such allegation; and (iv) no request for information or testimony from regulators or legislators concerning any Company AI Product or related AI Technologies.

Section 4.16 Certain Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Contracts referred to in clauses (i) through (xvii) to which the Company is a party or otherwise bound (each, a “Listed Contract” and, collectively, the “Listed Contracts”). True, correct and complete (in all material respects) copies, including all amendments, modifications, and waivers with respect thereto (and correct and complete summaries of any oral Listed Contract), of each Listed Contract have been made available to Parent:

(i) notes, debentures, other evidences of indebtedness, guarantees, loans, credit or debt financing agreements or instruments, or other Contracts for money borrowed, including any agreements or commitments for future loans, credit or financing or that relate to an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of the Company;

(ii) all employment, severance, retention or change in control Contracts with any Company Service Provider (A) providing for annual cash compensation which may exceed $100,000, (B) that provides for the payment of any cash or other compensation or benefits upon the consummation of the Contemplated Transactions or (C) that may not be terminated at will without penalty or liability;

(iii) all collective bargaining or other similar labor or union Contracts;

(iv) leases, rental or occupancy agreements, installment and conditional sale agreements and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any Real Property (including the Leases);

(v) joint venture Contracts, including contractual joint ventures, collaboration and joint development agreements, or partnership agreements or limited liability company agreements;

(vi) Contracts requiring expenditures after the date of this Agreement in an amount in excess of $100,000;

(vii) Contracts between the Company, on the one hand, and any Related Party, on the other hand (other than offer letters, employment arrangements, consulting agreements, stock option agreements, indemnification agreements with directors or officers, or employee proprietary information and inventions agreements, entered into in the ordinary course of business);

(viii) Contracts containing covenants limiting, in any material respect, the freedom of the Company to compete with any Person in any line of business or in any area or territory;

(ix) Contracts pursuant to which any Proprietary Rights necessary to conduct the Business have been sold, leased, licensed, granted or conveyed to the Company by a third party (other than Standard Agreements);

(x) Contracts pursuant to which any right, title or interest in or to any Company IP has been licensed, granted or conveyed to a third party by the Company (other than Standard Agreements);

(xi) Contracts, the primary purpose of which is to provide funding to the Company for research and development;

(xii) Contracts with the top 10 suppliers of goods or services to the Company based on amounts paid to such suppliers by the Company during the period from January 1, 2025 through December 31, 2025 (collectively, the “Major Suppliers”);

(xiii) All Contracts with the top 10 customers of the Company, based on revenue received by the Company during the period from January 1, 2025 through December 31, 2025 (the “Major Customers”);

(xiv) Government Contracts;

(xv) Government Bids;

(xvi) Contracts that (A) require the Company to purchase its total requirements of any product or service from a third party, (B) contain “take or pay” provisions or require the Company to purchase a minimum level of products, (C) contain change of control, anti-assignment or similar provisions that are triggered by the Contemplated Transactions, (D) contain a covenant not to sue, or (E) include “most favored nation” or similar provisions; and

(xvii) other Contracts providing for payments by or to the Company in the preceding 12 months in an amount of $100,000 or more.

(b) (i) Each Listed Contract is in full force and effect and represents a binding obligation on the Company and, to the Knowledge of the Company, the other parties thereto, (ii) the Company is not in breach or violation of, or default under, or has not committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a breach or default under the provisions of, any of the Listed Contracts, nor has the Company received any written notice that it has breached, violated or defaulted under any of the Listed Contracts, (iii) to the Knowledge of the Company, no other party to a Listed Contract is in breach or violation of, or default under, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a breach or default under the provisions of, any of the Listed Contracts, and (iv) the Company has not received any written notice of cancellation or termination in connection with any Listed Contract and neither the Company nor, to the Knowledge of the Company, any other party currently contemplates any termination or material amendment to any Listed Contract.

(c) Since January 1, 2025, no Major Supplier or Major Customer has terminated its relationship with the Company or materially reduced or changed the pricing or other terms of its business with the Company. The Company is not engaged in any material dispute with any Major Supplier or Major Customer and, to the Knowledge of the Company, no Major Supplier or Major Customer intends to terminate or materially reduce or change the pricing or other terms of its business with the Company.

(d) With respect to any Government Contract and Government Bid and any Contract that would be a Government Contract had it not been previously closed out:

(i) To the Knowledge of the Company, the Company has conducted its operations in compliance with all requirements of all statutes, laws, rules, regulations, and material contractual requirements applicable to any Government Contract or Government Bid, and the Company has not had any determination of noncompliance nor entered into any consent order or undertaken any internal investigation pertaining to any Government Contract or Government Bid;

(ii) To the Knowledge of the Company, the Company has not breached or violated, in any material respect, any applicable Law, certification, representation, clause, provision or requirement pertaining to any Government Contract or any Government Bid;

(iii) Neither the Company, nor any of its principals as defined in 48 C.F.R. § 2.101, is or has been suspended or debarred from doing business with any Governmental Authority or is or has been the subject of a finding of noncompliance, non-responsibility, or ineligibility, for contracting with any Governmental Authority. The Company is not aware of any circumstances that would likely become a basis for suspension or debarment of the Company or its Affiliates, from bidding on contracts or subcontracts for or with any Governmental Authority;

(iv) Within the past six years, the Company has not been subject to any finding by a Governmental Authority that the Company’s Government Contract compliance, accounting, or information security systems are not in compliance with any applicable Law or Government Contract requirement;

(v) The Company has not received from any Governmental Authority or any other Person any written notice of breach, cure, show cause, or default with respect to any Government Contract, and no event, condition, or omission has occurred or exists that would constitute grounds for such action;

(vi) To the Knowledge of the Company, the Company has not made any misrepresentation with respect to the Company’s eligibility to submit a Government Bid or receive a Government Contract under the Small Business Innovation Research program;

(vii) The Company has not assigned, granted a security interest in, or otherwise conveyed or transferred to any Person any account receivable or other right of the Company arising under any Government Contract; and

(viii) Within the past six years, the Company has not made any mandatory or voluntary disclosure to any Governmental Authority with respect to any alleged unlawful conduct, misstatement, or omission arising under or relating to any Government Contract or Government Bid, and the Company does not have Knowledge of any facts or circumstances that would require mandatory disclosure to any Governmental Authority relating to a Government Contract, including but not limited to pursuant to the requirements of the Federal Acquisition Regulation clause at 48 C.F.R. § 52.203-13.

Section 4.17 Employee Benefit Matters.

(a) Section 4.17(a) of the Company Disclosure Schedule contains a true, correct and complete list of each Company Benefit Plan. The Company has made available to Parent copies, as applicable, of (i) each Company Benefit Plan, including all amendments thereto (and with respect to each unwritten Company Benefit Plan, a written summary of such Company Benefit Plan), (ii) the three most recent annual reports (Form 5500) filed with the IRS with respect to each such Company Benefit Plan, (iii) each trust agreement relating to each such Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent summary plan description for each such Company Benefit Plan for which a summary plan description is required, together with any summary of material modifications thereto, (vi) the most recent determination or opinion letter issued by the IRS with respect to any such Company Benefit Plan intended to be qualified under Section 401(a) of the Code, if any, and (vii) all non-routine, written communications relating thereto.

(b) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code is so qualified and (i) has received a favorable determination or approval letter from the IRS with respect to such qualification, (ii) has been established under a standardized master and prototype plan or volume submitted plan and may rely on a current favorable advisory letter or opinion letter issued by the IRS in accordance with the requirements for such reliance, a copy of which has been made available to Parent, or (iii) has time remaining for application to the IRS for a determination of the qualified status of such Company Benefit Plan for any period for which such Company Benefit Plan would not otherwise be covered by an IRS determination and, to the knowledge of the Company, no event or omission has occurred that would cause any Company Benefit Plan to lose such qualification. Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and the applicable requirements of ERISA, the Code and other applicable Laws.

(c) Each Company Benefit Plan (and any related trust or other funding vehicle) has been maintained, operated and administered in all material respects in compliance with applicable Laws and with the terms of such Company Benefit Plan. With respect to each Company Benefit Plan, (i) all contributions or payments due to date have been made timely and in compliance with the terms of such Company Benefit Plan and applicable Law, and adequate reserves have been established by the Company to satisfy contributions and payments that have not been made because they are not yet due under the terms of such Company Benefit Plans or applicable Law, and (ii) all premiums due or payable with respect to insurance policies relating to such Company Benefit Plan have been timely paid in full. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS or any other Governmental Authority with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course).

(d) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate maintains, contributes to, or has any obligation to contribute to, or has, within the past 6 years, maintained, contributed to or had any obligation to contribute to, (i) a pension plan subject to Title IV of ERISA or Section 412 or 430 of the Code or otherwise a defined benefit pension plan or (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(e) No Company Benefit Plan provides for medical or welfare benefits (through insurance or otherwise) to any current or former Company Employee after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or any similar applicable Law. The Company and each of its ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state Law, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and (iii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended. No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980B(f) of the Code). No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(f) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code, as determined under applicable guidance of the Department of Treasury and Internal Revenue Service.

(g) No Company Benefit Plan, fiduciary of such Company Benefit Plan or administrator of such Company Benefit Plan has taken any action, or failed to take any action, which action or failure could subject Parent or any participating employee to any liability for breach of any fiduciary duty, or for any prohibited transaction (as defined in Section 4975 of the Code), with respect to or in connection with such Company Benefit Plan.

(h) No Company Benefit Plan exists that, as a result of the execution of this Agreement or the Contemplated Transactions (whether alone or in connection with any subsequent event(s)), would result in (i) the increase, acceleration or provision of any payments, benefits or other rights to any employee, officer, director or consultant, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, (ii) an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Company Benefit Plan, (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or an Affiliate; or (v) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan.

(i) No Company Benefit Plan is subject to the laws of any jurisdiction outside of the United States or provides compensation or benefits to any current or former Company Employee that are subject to the laws of any jurisdiction outside of the United States.

Section 4.18 Labor Matters. The Company is not a party to any collective bargaining or other similar labor agreement with respect to any Company Employee, nor, to the Knowledge of the Company, have there been any attempts to organize the Company Employees during the 3-year period prior to the date of this Agreement. There is no labor strike, labor disturbance or work stoppage against the Company involving any Company Employees. To the Knowledge of the Company, there is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board, the Equal Opportunity Commission, the Department of Labor or any other Governmental Authority, nor has there been any such charge or complaint within the past 3 years. Section 4.18 of the Company Disclosure Schedule contains a complete and accurate list of all of the employees of the Company describing for each such employee the position or title, part-time vs. full-time status, exempt vs. non-exempt classification, annual base salary, whether paid on a salary, hourly or commission basis and the actual rates of compensation, average scheduled hours per week, annual vacation entitlement, accrued vacation as of Closing, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, notice of termination and/or severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby. All such employees whose work location is in the United States are authorized to work in the United States. Section 4.18 of the Company Disclosure Schedule also contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used with respect to the operation of the Business of the Company and classified by the Company as other than employees or compensated other than through wages paid by the Company through the Company’s payroll department, including job position or function, business location, hourly pay rate or other compensatory arrangement, hire date, regular hours per work week, term of engagement and the total amount paid by the Company to such Person in the most recently completed calendar year. The Company has complied in all material respects with (i) all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, wages and hours, and (ii) all applicable occupational health and safety and workers’ compensation Laws made pursuant thereto, and there are no outstanding claims, charges, assessments, levies, penalties or orders under the Laws described in clauses (i) and (ii). No individual who has performed services for the Company has been improperly excluded from participation in any Company Benefit Plan, and the Company does not have any direct or indirect Liability, whether absolute or contingent, with respect to any misclassification of any Person as an independent contractor or on any other non-employee basis for the Company rather than as an employee, with respect to any individual employed, engaged, or leased by the Company from another employer, or with respect to any misclassification of any employee of the Company as exempt versus non-exempt. The Company is not delinquent in any payments to any employee, consultant or independent contractor for any wages, salaries, vacation, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such Persons. None of the employment policies or practices of the Company is being audited or investigated or, to the Knowledge of the Company, subject to a threatened audit or investigation by any Governmental Authority. There is no material employment- or labor-related claim pending against the Company, brought by or on behalf of any Company Service Provider or any Governmental Authority and, to the Knowledge of the Company, no such claim is threatened. To the Knowledge of the Company, in the last 5 years, no allegations of sexual or other unlawful harassment or discrimination have been made against any Company Service Provider. In the last five years, no allegations of sexual or other unlawful harassment or discrimination have been made against (i) any officer of the Company or its Affiliates or (ii) any employee at a level of manager or above.

Section 4.19 Environmental Matters. (a) The Company has not engaged in any Hazardous Materials Activity in a manner which is reasonably likely to form the basis of an Environmental Claim against the Company or violation of any applicable Environmental Law; (b) no Action is pending or, to the Knowledge of the Company, has been threatened against the Company concerning any Hazardous Materials Activities of the Company; (c) the Company is and has been in compliance in all material respects with all applicable Environmental Laws, (d) there has been no release or threatened release of any Hazardous Material on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company; (e) there have been no Hazardous Materials generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental authority in the United States; and (f) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned, leased or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws; and (g) the Company has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently owned, operated or leased by the Company, or regarding the Company’s compliance with applicable Environmental Laws.

Section 4.20 Related Party Transactions. No Related Party (a) has any direct or indirect interest in any asset used in the Business, (b) has entered into any Contract involving the Company that remains in effect (other than offer letters, employment arrangements, employee proprietary information and inventions agreements, equity purchase agreements, stock option agreements, or indemnification agreements with directors and officers, entered into in the ordinary course of business), (c) has asserted any claim or right against the Company (other than rights to receive compensation for services performed as an officer, director or employee of the Company and other than rights to reimbursement for travel and other business expenses, in both cases incurred in the ordinary course consistent with past practice), (d) owes any money to the Company or is owed any money from the Company (other than amounts owed for compensation or reimbursement pursuant to clause (c) above) or (e) provides services to the Company other than services performed as a director, officer or employee of the Company.

Section 4.21 Brokers. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon any arrangements made by or on behalf of the Company.

Section 4.22 Insurance Policies. Section 4.22 of the Company Disclosure Schedule contains an accurate and complete list of all policies of property, fire, liability, worker’s compensation, errors and omissions and other forms of insurance (other than title insurance) owned or held by the Company. The Company has previously delivered true and complete copies of such insurance policies and all amendments and riders thereto to Parent. All such policies are in full force and effect, and all premiums with respect thereto covering all periods up to the Closing Date have been, or will be prior to Closing, paid, and no notice of cancellation or termination has been received with respect to any such policy. The Company has complied in all material respects with the provisions of such policies applicable to it. There are no pending claims under any such policies, including any claim for loss or damage to the properties, assets or business of the Company. Such policies are sufficient for compliance with all requirements of Law and of all Contracts to which the Company is a party and are customary for a company at the same stage of development as the Company.

Section 4.23 Anti-Bribery Compliance. Each of the Company and its directors, officers, employees and agents has conducted its business in compliance with any applicable Anti-Bribery Law.

Section 4.24 Sanctions.

(a) The Company is not, and is not owned or controlled by, a Sanctioned Person, and no officer or director, nor to the Knowledge of the Company, any Representative or agent of any such person is a Sanctioned Person.

(b) Since April 24, 2019, the Company has not entered into any agreement, transaction, or dealing with or for the benefit of any Sanctioned Person (or involving any property thereof) or involving any Sanctioned Territory or Syria.

(c) The Company, and its respective directors and officers and, to the Knowledge of the Company, its respective employees and agents have been in compliance since April 24, 2019 and are in compliance with applicable Sanctions.

Section 4.25 No Termination. No Key Employee has provided notice of, or to the Knowledge of the Company, has otherwise expressed, such Key Employee’s present intention to terminate employment with the Company.

Section 4.26 Misconduct Claims. No allegation, complaint, charge or claim (formal or otherwise) of sexual harassment, sexual assault, sexual misconduct, gender discrimination, racial or ethnic discrimination, harassment on the basis of gender or race, or any other similar behavior (a “Misconduct Allegation”) has been made against any person who is or was an officer, director, manager or supervisory-level employee of the Company in such person’s capacity as such. The Company has not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating directly or indirectly to any Misconduct Allegation against the Company or any person who is or was an officer, director, manager, employee or independent contractor of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Parent and Merger Subs hereby represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power. Each of Parent, Merger Sub I and Merger Sub II is duly incorporated or formed, validly existing and in good standing under the laws of the State of Delaware. Parent has filed with the Securities Exchange Commission, prior to the date hereof, complete and accurate copies of the Charter Documents of Parent. The Charter Documents of Parent and the Merger Subs are in full force and effect. Merger Sub II has not filed an election to be treated as a corporation for U.S. federal or state income tax purposes.

Section 5.2 Authority and Due Execution.

(a) Authority. Each of Parent, Merger Sub I and Merger Sub II has all requisite corporate power and authority to enter into this Agreement and any other Transaction Document to which it is a party and to consummate the Contemplated Transactions. The execution and delivery by Parent, Merger Sub I or Merger Sub II of this Agreement and the other Transaction Documents to which Parent, Merger Sub I or Merger Sub II is a party and the consummation by Parent, Merger Sub I or Merger Sub II of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub I and Merger Sub II and no other corporate proceedings on the part of Parent, Merger Sub I and Merger Sub II are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Parent, Merger Sub I or Merger Sub II or to consummate the transactions contemplated hereby or thereby.

(b) Due Execution. This Agreement has been and, upon execution and delivery, each other Transaction Document to which either Parent, Merger Sub I or Merger Sub II is a party will be, duly executed and delivered by Parent, Merger Sub I or Merger Sub II and constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Parent, Merger Sub I and Merger Sub II enforceable against Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject only to the Enforceability Exception.

Section 5.3 Stock Consideration; Capitalization of the Merger Subs.

(a) Upon consummation of the Mergers and the Contemplated Transactions in accordance with the terms hereof, the Parent Common Stock to be issued as Merger Consideration shall be duly authorized, validly issued, fully paid and nonassessable. At the Closing, Parent will have sufficient authorized but unissued shares of capital stock to effect the issuance of the Parent Common Stock included in the Closing Merger Consideration.

(b) The authorized capital stock of Merger Sub I consists solely of 100 shares of common stock of Merger Sub I. All of the issued and outstanding shares of common stock of Merger Sub I, and all of the outstanding membership interests of Merger Sub II are, and at the First Effective Time will be, owned by Parent.

Section 5.4 Non-Contravention. The execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement and each other Transaction Document to which Parent, Merger Sub I or Merger Sub II is a party do not, and the consummation of the Mergers by Merger Sub I and Merger Sub II will not, except, in each case, as would not impair Merger Sub I’s or Merger Sub II’s ability to consummate the Mergers and Parent’s ability to perform its obligations under this Agreement:

(a) conflict with or violate Parent’s, Merger Sub I’s or Merger Sub II’s Charter Documents or any resolution adopted by the stockholders (or holders of other equity securities), the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of Parent, Merger Sub I, or Merger Sub II;

(b) conflict with or violate in any material respects any applicable Law or Governmental Order to which Parent, Merger Sub I or Merger Sub II, or any of the assets owned or used by Parent, Merger Sub I or Merger Sub II are subject;

(c) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair the rights of Parent, Merger Sub I or Merger Sub II, or alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the assets of Parent, Merger Sub I or Merger Sub II pursuant to, any material Contract of Parent, Merger Sub I or Merger Sub II; or

(d) contravene or conflict with in any material respect or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or materially modify, any Permit that is held by Parent, Merger Sub I or Merger Sub II or that otherwise relates to Parent’s, Merger Sub I’s or Merger Sub II’s business or to any of the assets owned or used by Parent, Merger Sub I or Merger Sub II.

Section 5.5 No Prior Activities of Merger Subs. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, neither of the Merger Subs has incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 5.6 Governmental Consents. No consent of any Governmental Authority is required to be obtained, and no filing is required to be made with any Governmental Authority, by Parent or the Merger Subs in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of the Mergers or any of the other Contemplated Transactions, except for the federal and state securities filings and the filing of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware.

Section 5.7 Reorganization. None of Parent and the Merger Subs has taken or agreed to take any action, or knows of any fact or circumstance, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. It is the intention of Parent to continue at least one significant historical business line of the Company, or to use at least a significant portion of the Company’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d).

ARTICLE VI

COVENANTS

Section 6.1 No Solicitation. During the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the First Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall not, and shall use all reasonable efforts to cause each of its Representatives not to, directly or indirectly, (a) solicit, initiate, respond to, or knowingly encourage or induce the making, submission or announcement, of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Third Party Offer, (b) enter into, participate in, knowingly encourage, maintain or continue any negotiations regarding, afford access to any Person any information in connection with, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Third Party Offer, (c) authorize, agree to, accept, approve, endorse or recommend any Third Party Offer, (d) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Third Party Offer or (e) submit any Third Party Offer to the vote of the stockholders of the Company. The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Third Party Offer. To the extent allowable under any pre-existing confidentiality agreement to which the Company is bound as of the date hereof (provided, that the terms and existence of any Third Party Offer shall be provided to Parent on an anonymized basis regardless of any such confidentiality agreement), the Company shall within 24 hours after receipt, advise and provide copies (if written) to Parent of, and provide to Parent a summary of the principal terms of (if not written), any Third Party Offer that is submitted, directly or indirectly, to the Company or any of its Representatives during the Pre-Closing Period, including the identity of the party making such Third Party Offer and any other information Parent may reasonably request with respect to such Third Party Offer, and will immediately advise Parent of any request for disclosure or access described in Section 6.1(b), including the identity of the party requesting such disclosure or access and any other information Parent may reasonably request with respect to such disclosure or access.

Section 6.2 Conduct of the Company Prior to the First Effective Time.

(a) Unless Parent otherwise consents in writing and except as otherwise required or permitted by this Agreement or set forth in the Company Disclosure Schedule, during the period between the date hereof and the Closing or the valid termination of this Agreement (the “Pre-Closing Period”), the Company shall (i) conduct the Business in the usual, regular, and ordinary course consistent with past practice, (ii) maintain and preserve its business organization, goodwill, assets and business relationships, including relationships with customers, suppliers, licensors, licensees, distributors, Governmental Authorities, and others with whom the Company has material business relationships, (iii) use commercially reasonable efforts to keep available the services of its employees on the terms of employment to which they are subject as of the date of this Agreement, and (iv) use commercially reasonable efforts to coordinate with appropriate U.S. Government officials to agree to a process for any novation or other agreement that may be required by Federal Acquisition Regulation (FAR) Subpart 42.12 and cooperate with Parent’s written requests in connection with such novation process or other agreement.

(b) Except as (i) otherwise required by this Agreement, (ii) set forth in Section 6.2(b) of the Company Disclosure Schedule, or (iii) as required to comply with applicable Law, during the Pre-Closing Period, the Company shall not do or cause to be done any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) issue, transfer, deliver, purchase, re-purchase (except for repurchases of unvested equity resulting from either (x) the voluntary departure of a Company Service Provider or (y) the termination of a Company Service Provider for cause, in each case, in the ordinary course of business and in accordance with past practice), redeem, or otherwise acquire, sell, authorize, pledge or otherwise encumber, split, combine, reclassify or make changes to any (A) capital stock, equity-based awards, or any securities convertible into, exercisable or exchangeable for any capital stock, other than the issuance of shares of Company Common Stock pursuant to the exercise of a Company Option that was outstanding as of the date of this Agreement, (B) options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, deliver or sell any capital stock, (C) phantom stock, phantom stock rights, stock appreciation rights or stock based performance units or (D) other securities of the Company;

(ii) authorize, declare, set aside for payment or pay and dividend, or other distribution or capital return (whether in cash, stock or property);

(iii) create, or allow to be imposed, any Encumbrance on any assets or properties (whether tangible or intangible) of the Company, other than Permitted Encumbrances;

(iv) sell, assign, transfer ownership of, lease, or exclusively license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the fixed assets of the Company, excluding the lapse, cancellation or abandonment of immaterial Registered Proprietary Rights, which, in the Company’s reasonable business judgement, were not necessary for the operation of the Business;

(v) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division or assets thereof, or acquire any Real Property;

(vi) establish or acquire any Subsidiary or directly or indirectly acquire any equity interest (or comparable rights) in any legal entity;

(vii) except as required by applicable Law or the terms of any Company Benefit Plan, (i) grant any loan to, increase the compensation and benefits, including the annual base salary or annual bonus opportunity, of, or pay any bonus (other than the Management Carveout Plan) to, any Company Service Provider, other than end-of-year bonuses (not to exceed $1,000,000 in the aggregate) and normal year-end compensation increases (not to exceed 5% of each such individual’s current annual compensation) for Company Service Providers, (ii) grant or promise any equity or equity-linked awards, bonuses or any severance, change of control, retention, termination or similar compensation or benefits to any Company Service Provider, (iii) adopt any new, or amend or terminate any Company Benefit Plan, (iv) take any action to accelerate the vesting of any compensation or benefit under any Company Benefit Plan or (v) cause any other material change in the employment or service terms for any Company Service Provider, including, hiring of any new employee, except (a) the hiring of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to any of the Key Employees, or (b) termination, without cause, of the employment or engagement of any Company Service Provider other than the Key Employees;

(viii) make a material change in any method of financial accounting or financial accounting practice used by the Company, other than such changes as are required by GAAP;

(ix) (A) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (B) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax (other than any agreement that is entered into in the ordinary course of business and is not primarily related to the allocation or sharing of Taxes), (C) amend any Tax Return, (D) surrender, compromise or forfeit any right to claim a material Tax refund, or incur a material Tax liability outside the ordinary course of business, (E) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or (F) or make a voluntary Tax disclosure or amnesty filing;

(x) amend the Company Certificate of Incorporation or Company Bylaws or other organizational documents of the Company;

(xi) modify, amend, cancel, terminate or waive any rights under any Listed Contract, or enter into any Contract that would have been a Listed Contract had it been entered into prior to the date of this Agreement;

(xii) incur or assume any Debt (including by issuing notes, bonds or other debt securities) or guarantee any Debt or other obligations of any other Person (or enter into any agreement with the economic effect of the foregoing) or make any capital or operating expenditures; provided that, for the avoidance of doubt, any payments of the employer portion of any payroll or similar Taxes are exempted from the restrictions contained in this Section 6.2(b) to the extent reflected in the Company Transaction Expenses or Closing Indebtedness;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person;

(xiv) fail to pay all account and trade payables and other liabilities on a current basis in the ordinary course of business consistent with past practice;

(xv) pay, discharge, release, waive or satisfy any claims, rights or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

(xvi) fail to maintain ownership of or enforce any of the Company’s Proprietary Rights;

(xvii) initiate, settle, waive or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement);

(xviii) materially reduce the amount of any insurance coverage provided by existing insurance policies or fail to maintain such existing insurance policies;

(xix) enter into any non-competition agreement purporting to restrict the business activities of the Company or any other agreement or obligation which purports to materially limit the manner in which, or the localities in which, the business of the Company may be conducted;

(xx) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(xxi) take any action that would reasonably be expected to: (1) prevent, impair or materially delay the ability of the Company to consummate the transactions contemplated hereby or (2) cause any of the conditions to the consummation of such transactions not to be satisfied; or

(xxii) enter into any agreement to take, or cause to be taken, any of the actions set forth in this Section 6.2(b).

(c) Requests for Parent’s written consent to take an action that would be prohibited pursuant to this Section 6.2 without the written consent of Parent may be requested by the Company by sending an e-mail to Paul Alpern at paul.alpern@arteris.com (with a copy to Nick Hawkings at nick.hawkins@arteris.com) or such other persons as may be identified by Parent from time to time as their respective successors. For purposes of this Section 6.2, “the written consent of Parent” shall include an affirmative response via e-mail from the individuals listed above. Parent shall use reasonable efforts to provide a response to requests made pursuant to Section 6.2(b)(xi) by the end of the following Business Day.

Section 6.3 Notification. During the Pre-Closing Period, each of the Company and Parent shall, with respect to their respective warranties and covenants made in this Agreement, as applicable, promptly notify the other party in writing of:

(a) the discovery by the Company or Parent (as applicable) of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any respective representation or warranty made by the Company or Parent and the Merger Subs in this Agreement (as applicable) such that the condition to closing set forth in Section 6.1 or Section 7.1 (as applicable) would not be satisfied;

(b) the commencement of or, to the Knowledge of the Company or to the knowledge of Parent, as applicable, any threat to commence, any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise interfering with the Mergers or any of the other Contemplated Transactions;

(c) any material breach of any covenant or obligation of the Company or Parent and the Merger Subs (as applicable); and

(d) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6.1 or Section 7.1 impossible or unlikely.

Section 6.4 Access to Information. During the Pre-Closing Period, upon reasonable notice and during normal business hours, the Company shall, and shall cause each of its Representatives to, (i) afford the officers, employees and authorized agents and representatives of Parent reasonable access to the offices, properties, officers, Contracts, systems, books and records of the Company and (ii) furnish to the officers, employees and authorized agents and representatives of Parent such additional financial and operating data and other information regarding the assets, properties and business of the Company as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the Contemplated Transactions; provided, however, that Parent shall not unreasonably interfere with any of the operations or business activities of the Company. Notwithstanding the foregoing, the Company shall not be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of the Company or contravene any Law.

Section 6.5 Efforts; Consents; Regulatory and Other Authorizations; Information Statement.

(a) Subject to the terms and conditions of this Agreement, each party to this Agreement shall use commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the Contemplated Transactions, (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other Persons that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the Contemplated Transactions, including those authorizations, consents, orders, approvals, notices and filings set forth in Section 4.6 of the Company Disclosure Schedule, and (iii) satisfy or fulfill all conditions to such party’s obligations under this Agreement. Subject to the terms and conditions of this Agreement, each party to this Agreement shall cooperate fully with the other parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such authorizations, consents, orders and approvals from third parties, the Company shall not be required to make payments to any Person unless required by the terms of any existing Contract between the Company and such Person.

(b) On the date of this Agreement, the Company shall duly take all lawful action to obtain the Required Stockholder Votes pursuant to executed written consents (the “Written Consents”) and deliver such Written Consents to Parent in accordance with the Company’s Charter Documents and applicable Law.

(c) The Company shall prepare and, as soon as reasonably practicable (but in any event by the earlier of (i) 10 days after the date of this Agreement or (ii) the Closing Date), send to the Company’s stockholders an information statement relating to the Contemplated Transactions and the appraisal or dissenters’ rights that may be exercised under the DGCL (the “Information Statement”). The Information Statement shall (i) contain the unanimous recommendation by the board of directors of the Company to its stockholders to (a) vote in favor of adoption of this Agreement and the Contemplated Transactions, (ii) not exercise their dissenters or appraisal rights under the DGCL in connection with the Mergers; (iii) contain such other information as is required or advisable under applicable Laws; and (iv) be subject to review, comment and approval in all respects by Parent prior to its submission to any stockholder of the Company. The Company shall ensure that the Information Statement complies with all applicable Laws, including the fiduciary duties of the board of directors of the Company. Each party (other than the Holder Representative) agrees that information supplied by such party for inclusion in the Information Statement will not, on the date the Information Statement is first sent or furnished to the stockholders of the Company, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. The parties (other than the Holder Representative) shall update, amend and supplement the Information Statement from time to time as may be required by applicable Laws. The board of directors of the Company shall not alter, modify, change or revoke its recommendations outlined in this Section 6.5(c), and the Company shall not, and shall cause its Representatives not to, disparage the Contemplated

Transactions or Parent or its Affiliates or Representatives, or otherwise take any action that would, cause any condition to the consummation of the transactions set forth herein not to be satisfied. Following the delivery of the Information Statement, the Company shall use its commercially reasonable efforts to cause each holder of Company Capital Stock to execute and deliver executed Joinder Agreements, each holder of Company Warrants to execute and deliver executed Warrant Cancellation Agreements, and each holder of Convertible Notes to execute and deliver executed Note Cancellation Agreements to Company and, in each case, the Company shall share such executed copies with Parent as they become available.

Section 6.6 Third Party Consents; Notices. The Company shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing in a form reasonably acceptable to Parent, all consents, waivers and approvals and to make any required notice under each Contract listed or described in Section 4.5, Section 4.6 and Section 4.16(a)(xvi)(C) of the Company Disclosure Schedule. Neither Parent nor any Merger Sub shall have any Liability to the Company or any other Person based on, resulting from or related to the Company seeking to obtain such consents, modifications, waivers and approvals.

Section 6.7 Tax Matters.

(a) Tax Returns.

(i) The Company shall prepare or cause to be prepared (consistent with past practice except as required by Law) and file or cause to be filed when due (taking into account all valid extensions properly obtained) all Tax Returns required to be filed by the Company on or before the Closing Date. The Company shall prepare such Tax Returns in a manner consistent with the past practice of the Company, to the extent consistent with applicable Law. All Taxes shown on such Tax Returns shall be paid by the Company as and when required by applicable Law. The Company shall provide a copy of any such Tax Return to Parent at least 30 days before the due date for filing for Parent’s review, and comment and the Company shall consider in good faith any comments timely received from Parent in respect of such Tax Return.

(ii) Parent shall prepare or shall cause to be prepared all Tax Returns with respect to a Pre-Closing Tax Period required by applicable Law to be filed by the Company or the Final Surviving Company after the Closing Date, including such Tax Returns with respect to a Straddle Period and shall timely file such Tax Returns, it being understood that all Taxes indicated as due and payable on such Tax Returns shall be the responsibility of the Holders to the extent they constitute Indemnified Taxes, except to the extent such Indemnified Taxes were included in the determination of Closing Indebtedness, Closing Net Working Capital or otherwise included as a liability in Merger Consideration, and Parent may make a claim pursuant to Article IX (and the procedures therein). In the case of Tax Returns that include Indemnified Taxes, Parent shall deliver to the Holder Representative the calculation of such Indemnified Taxes and a copy of any such Tax Return to Holder Representative at least 30 days before the due date for filing for Holder Representative’s review and comment and the Parent shall consider in good faith any comments timely received from Holder Representative in respect of such Tax Return.

(b) Straddle Periods. For purposes of this Agreement (including Section 9.2), the portion of any Tax that relates to the portion of any Straddle Period ending on the Closing Date shall (a) in the case of real property, personal property and other ad valorem Taxes be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (i) the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and (ii) the denominator of which is the number of days in the entire Straddle Period and (b) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date by assuming that the books of the Company were closed at the end of the day on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated on a per diem basis.

(c) Cooperation on Tax Matters. The Holder Representative and the Holders shall cooperate, as and to the extent reasonably requested by Parent, in connection with any Tax audit, proposed adjustment or assessment, or other similar proceeding with respect to any Tax Return for a Pre-Closing Tax Period or concerning the Intended Tax Treatment.

(d) Transfer Taxes. Parent shall bear 50% of and the Holders shall bear 50% of all Transfer Taxes, if any, arising out of, or in connection with, the Contemplated Transactions. The Person required by applicable Law to do so shall prepare and timely file (or cause to be prepared and timely filed) all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(e) Intended Tax Treatment.

(i) Each of the parties hereto intends that (A) the Mergers be considered together as a single integrated transaction for U.S. federal income Tax purposes that together qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder consistent with IRS Rev. Rul. 2001-46, 2001-2 C.B. 321, and (B) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”). Each of Parent, the Merger Subs and the Company shall report on its U.S. federal income Tax Return for the taxable year including the Closing Date in a manner consistent with the Intended Tax Treatment, unless otherwise required by a change in applicable Law after the date hereof or as a result of a breach of Section 4.10(o).

(ii) Notwithstanding anything to the contrary in this Agreement, if Parent determines in good faith that the value of the portion of the Merger Consideration payable to the Holders in respect of their Company Capital Stock (the “Total Stockholder Consideration”) that is comprised of cash (the “Cash Portion”) could negatively affect the ability of the Mergers to qualify as a “reorganization” within the meaning of Section 368 of the Code, Parent and the Company shall consult in good faith regarding whether the portion of the Total Stockholder Consideration that is comprised of shares of Parent Common Stock (the “Stock Portion”) should be increased and correspondingly the Cash Portion reduced, determined using the Parent Stock Price, as necessary to enable the Mergers to qualify as a “reorganization” within the meaning of Section 368 of the Code;

provided, for the avoidance of doubt, that, each of Parent and the Company shall approve such adjustment calculations in writing prior to making any such adjustment. For the avoidance of doubt, for each additional share of Parent Common Stock that is added to the Stock Portion, the Cash Portion shall be reduced by the Parent Stock Price. If an adjustment is necessary under this Section 6.7(e)(ii), the parties hereto (other than the Holder Representative) and their counsel shall cooperate in good faith to calculate the amount of such required adjustment and effectuate such adjustment in a manner that is consistent with and supports the Intended Tax Treatment.

(f) Tax Contests. After the Closing Date, if any of Parent, the Company, or the Holder Representative receives any notice of or communication related to any proceeding, audit, investigation, examination or other assessment relating to (x) the Intended Tax Treatment, or (y) Taxes of the Company for which Parent may be entitled to indemnity from the Indemnifying Holders under this Agreement (each, a “Tax Contest”), Parent, the Company, or the Holder Representative, as the case may be, shall provide such notice of or communication related to such Tax Contest to Parent and Holder Representative promptly together with all related documents; provided, however, that the failure to give such prompt notice shall not affect Parent’s right to indemnification under the Agreement, except to the extent that the Holders are materially prejudiced thereby. After the Closing Date, Parent shall have the right to represent the interests of the Company in and control any and all Tax Contests; provided that (i) Parent shall keep the Holder Representative reasonably informed of the defense of such Tax Contest, and (ii) Parent shall consider the Holder Representative’s reasonable comments in good faith.

(g) Post-Closing Tax Actions. Without the prior written consent of the Holder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and its Affiliates shall not, and shall not permit the First Surviving Corporation or the Final Surviving Company to, take any of the following actions: (i) file or amend or otherwise modify any material Tax Return relating to a Pre-Closing Tax Period (except in accordance with Section 6.7(a)(ii)), or (ii) make, change or revoke any material Tax election that has retroactive effect to any Pre-Closing Tax Period; provided that the foregoing limitations shall only apply to the extent such action would reasonably be expected to create or increase the indemnification obligations of the Indemnifying Holders for Taxes under Article IX.

(h) Tax Principles. The determination of “Indemnified Taxes” (including, for purposes of determining Indemnified Taxes subject to indemnification under Article IX) and “Accrued Income Taxes” shall be calculated in accordance with the following assumptions (whether or not the Tax Returns described in Section 6.7(a) are in fact prepared in accordance with these assumptions):

(i) in respect of any Straddle Period, in accordance with Section 6.7(b);

(ii) by excluding any Taxes incurred by the Company on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement); and

(iii) by excluding any deferred Tax assets and liabilities, and liabilities, accruals or reserves for contingent Taxes or with respect to uncertain Tax positions.

(i) Survival. The covenants contained in this Section 6.7 shall survive until 60 days after the expiration of the applicable statute of limitations (after giving effect to all extensions, waivers, tolling or mitigation thereof).

(j) Termination of Tax Allocation Arrangements. Any Tax allocation, Tax indemnity or Tax sharing agreement between the Company, on the one hand, and any Person, on the other hand, shall be terminated as to the Company on or prior to the Closing (other than any agreement that is entered into in the ordinary course of business and is not primarily related to the allocation or sharing of Taxes), and after the Closing the Company shall not have any Liability thereunder.

Section 6.8 Termination of Related Party Agreements. Except as requested in writing by Parent, the Company shall cause all agreements between the Company and its Related Parties (other than employment, severance, indemnification, or other similar arrangements) to be terminated as of the Closing Date, and for all obligations and liabilities thereunder to be canceled without payment or any further liability on the part of the Company.

Section 6.9 280G Shareholder Covenant. If any Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) with respect to the Company may receive any payment(s) or benefit(s) that could constitute parachute payments under Section 280G of the Code in connection with the Contemplated Transactions, then (a) the Company shall use commercially reasonable efforts to obtain and deliver to Parent a Parachute Payment Waiver (as defined below) from each such “disqualified individual” as soon as practicable after the date hereof (but in no event later than the fifth Business Day immediately prior to the Closing Date); and (b) as soon as practicable following the delivery of the Parachute Payment Waivers (if any) to Parent (but in no event later than the third Business Day immediately prior to the Closing Date), the Company shall prepare and distribute to its shareholders a disclosure statement describing all potential parachute payments and benefits that may be received by such disqualified individual(s) and shall submit such payments to its shareholders for approval, in each case, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder, such that, if approved by the requisite majority of the shareholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code (the foregoing actions, a “Section 280G Vote”). Prior to the Closing, if a Section 280G Vote is required, the Company shall deliver to Parent evidence reasonably satisfactory to Parent, (i) that a Section 280G Vote was solicited in conformance with Section 280G of the Code, and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Parachute Payment Waiver, such “parachute payments” shall not be made or provided. The determination of which payments may be deemed to constitute parachute payments, the form of the Parachute Payment Waivers, the disclosure statement, any other materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval and the calculations related to the foregoing (the “Section 280G Soliciting Materials”) shall be subject to advance review and approval by Parent, which shall not be unreasonably withheld or delayed. “Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) to the extent required to avoid the imposition of a Tax by virtue of the operation of Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. Each such Parachute Payment Waiver shall identify the specific waived benefit and shall provide that if such shareholder approval is not obtained, such payments shall not be made and such Person shall have no right or entitlement with respect thereto.

Section 6.10 Registration Rights Agreement. At or prior to the Closing, the Company shall use commercially reasonable efforts to have holders of at least 90% of the Closing Stock Consideration pursuant to the terms of this Agreement to enter into a registration rights agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”). At least five Business Days prior to the Closing Date, Parent shall provide its good faith estimates of the fees and costs of the Registration Rights Agreement and the filings and transactions contemplated thereby, including with respect to legal fees, accounting fees, and printer fees (the “Registration Fees”).

Section 6.11 Confidentiality. Each of the parties hereto (other than the Holder Representative) hereby agrees that the information obtained in any investigation pursuant to the Contemplated Transactions shall be governed by the terms of the Confidentiality Agreement, and each of the parties hereto (other than the Holder Representative) shall comply with and be bound by the Confidentiality Agreement as if they were the receiving party of confidential information thereunder. In this regard, the Company and each of the parties hereto acknowledges that Parent Common Stock is publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, the Company acknowledges and agrees not to engage in any discussions, correspondence or transactions in Parent Common Stock in violation of applicable securities laws. Neither the Company nor any of its Representatives shall issue any statement or make any communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the Contemplated Transactions, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Parent. Notwithstanding anything to the contrary, the Holder Representative shall not be bound by the Confidentiality Agreement. The Holder Representative will keep the information related to the Contemplated Transactions, both before and after Closing, strictly confidential, except that following Closing, the Holder Representative shall be permitted to disclose information as required by law (after having consulted with external legal counsel) or to advisors and representatives of the Holder Representative and to the Indemnifying Holders, in each case who have a need to know such information, provided that such persons, as the Holder Representative will ensure, are subject to confidentiality obligations with respect thereto which are not less stringent than this Section 6.11. Notwithstanding anything herein to the contrary, following Closing and after the public announcement of the Merger, the Holder Representative shall be permitted to announce that it has been engaged to serve as the Holder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

Section 6.12 Restricted Stock Unit Pool. Concurrent with the Closing, Parent will establish and maintain an $8,000,000 retention pool of Parent restricted stock units, to be allocated to Company Employees who remain employed by either the Company or Parent as of the Closing.

Section 6.13 Indemnification of Directors and Officers of Company.

Prior to or as of the Closing, the Company will cause coverage to be extended under the director and officer insurance policy (or policies) maintained by the Company as of the date of this Agreement with respect to any actions or omissions by any current or former officers or directors of the Company (the “D&O Indemnified Parties”) occurring prior to the Closing, by obtaining a D&O Tail Policy (as defined below).

The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, the D&O Indemnified Parties (or their heirs, personal representatives, successors or assigns). The Final Surviving Company shall, and Parent shall cause the Surviving Corporation or its successors to, pay all reasonable costs and expenses (including reasonable attorneys’ fees) incurred and reasonably evidenced by any D&O Indemnified Party (or his or her heirs, personal representatives, successors, or assigns) in any legal action brought by such person that is successful to enforce the obligations of Parent, the Final Surviving Company, or its successors under this Section 6.13. The obligations of Parent, the Final Surviving Company, and its successors under this Section 6.13 shall not be terminated, amended, or otherwise modified in such a manner as to adversely affect any D&O Indemnified Party (or his or her heirs, personal representatives, successors, or assigns) without the prior written consent of such D&O Indemnified Party (or his or her heirs, personal representatives, successors, or assigns, as applicable).

Notwithstanding the foregoing, no such D&O Indemnified Party will have any right of indemnification or right of advancement from the Final Surviving Company or its successors or Parent pursuant to this Section 6.13 with respect to any Damages recoverable by any of the Parent Indemnified Parties from such D&O Indemnified Party in his or her capacity as an Indemnifying Holder pursuant to Article IX of this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of the Company. The obligations of the Company to consummate the First Merger and the other Contemplated Transactions shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants; Certificate. (i) The representations and warranties of Parent and Merger Subs set forth in Article V shall be true and correct (when read without any exception or qualification as to materiality) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), in all material respects, and (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Parent and the Merger Subs at or prior to the First Effective Time shall have been performed or complied with in all material respects. The Company shall have received from each of Parent and Merger Subs a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer of each of Parent and the Merger Subs (the “Parent Closing Certificate”).

(b) No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Mergers or any of the other Contemplated Transactions illegal or otherwise restraining or prohibiting the consummation of the Mergers or any of the other Contemplated Transactions.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the First Merger and the other Contemplated Transactions shall be subject to the satisfaction, fulfillment or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) The representations and warranties of the Company set forth in Article IV, other than the Fundamental Representations, shall be true and correct (when read without any exception or qualification as to materiality or Material Adverse Effect) in all material respects at and as of the date hereof and as of the Closing Date as though made on the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (ii) the Fundamental Representations shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though made on the Closing Date, subject to only de minimis exceptions for the representations and warranties of the Company in Section 4.3(a)-(c) of this Agreement (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), and (iii) the covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects.

(b) No Orders or Actions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Mergers or any of the other Contemplated Transactions illegal or otherwise restraining or prohibiting the consummation of the Mergers or any of the other Contemplated Transactions. In addition, there shall not be pending any Action that seeks to prevent the consummation of the Mergers on the terms of this Agreement, seeking to restrain or prohibit, or seeking damages or other relief in connection with the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the ownership of any equity securities of the Company.

(c) Stockholder Approval. This Agreement shall have been adopted by the Required Stockholder Votes.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(e) Third Party Approvals. The consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Person identified on Section 7.2(e) of the Company Disclosure Schedule shall have been obtained or made, in a manner reasonably satisfactory in form and substance to Parent, and no such consent, approval, order or authorization shall have been revoked.

(f) Employee Agreements.

(i) Jason Oberg, Jim Robinson, John Branigan and any four (4) of the other six (6) Key Employees shall have delivered a duly executed employment agreement, in each case, by and between such Person and Parent, respectively, which shall be in full force and effect as of the Closing Date.

(ii) Andreas Kuehlmann and Jason Oberg shall have delivered a duly executed restrictive covenant agreement, in each case, by and between such Person and Parent, respectively, which shall be in full force and effect as of the Closing Date.

(g) Certificates; Closing Deliverables. Parent shall have received the following: (i) a certificate, dated as of the Closing Date, executed by the Chief Executive Officer of the Company to the effect that each of the conditions set forth in Section 7.2(a) and Section 7.2(d) has been satisfied (the “Company Closing Certificate”); (ii) a certificate executed by the Secretary of the Company attaching and certifying the true and correct copies of the Company’s current Certificate of Incorporation and Bylaws and copies of the resolutions of the Company’s board of directors and the Company stockholders approving and adopting this Agreement and the transactions relating hereto; (iii) a statement of the Company dated as of the Closing Date, issued pursuant to and in compliance with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not nor has it been a “United States real property holding corporation” within the meaning of the Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with a form of notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), in form and substance reasonably satisfactory to Parent; (iv) the First Certificate of Merger, executed by the Company; (v) an updated Consideration Schedule, dated as of the Closing Date, together with a funds flow memorandum detailing the payments to be made by or on behalf of Parent in connection with the Closing; and (vi) an updated Working Capital Statement, dated as of the Closing Date.

(h) Escrow Agreement. Parent shall have received an executed counterpart of the Escrow Agreement, dated as of the Closing Date, by the Holder Representative.

(i) D&O Tail Policy. The Company shall have obtained a customary directors’ and officers’ tail insurance policy covering a six-year period following the Closing Date (the “D&O Tail Policy”) in a form reasonably acceptable to Parent.

(j) Additional Agreements. Parent shall have received executed counterparts of (i) the joinder agreement in the form of Exhibit C (the “Joinder Agreement”) from holders of Company Capital Stock that collectively are entitled to at least 90% of the Closing Merger Consideration attributable to Company Capital Stock, (ii) the Warrant Cancellation Agreement in the form of Exhibit D from all holders of Company Warrants, and (iii) the Note Cancellation Agreement in the form of Exhibit E from all holders of the Convertible Notes.

(k) Investment Representation Letter. Parent shall have received an executed counterpart of the investment representation letter in the form of Exhibit F (the “Investment Representation Letter”) from (i) holders of Company Common Stock representing at least 90% of the Closing Merger Consideration attributable to all holders of Company Common Stock and (ii) holders of the Company’s Preferred Stock representing at least 90% of Closing Merger Consideration attributable to all holders of Company Preferred Stock.

(l) Encumbrances. Parent shall have received evidence reasonably satisfactory to it that all security interests and other Encumbrances in any assets of the Company have been released prior to or concurrently with the Closing.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by either the Company, on the one hand, or Parent, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Governmental Order shall have become final and unappealable;

(c) by either the Company, on the one hand, or Parent, on the other hand, by written notice to the other party if the First Merger shall not have been consummated on or before March 10, 2026 (the “Expiration Date”), unless the failure to consummate the First Merger on or prior to such date is principally the result of any breach or delay in any material respect of this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(c);

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Subs set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.1(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s and Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Expiration Date through the exercise of reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(d) prior to 15 days following the receipt of written notice from the Company to Parent and Merger Subs of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent or a Merger Sub is cured so that such conditions would then be satisfied);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the Expiration Date through the exercise of reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(e) prior to 15 days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied);

(f) by Parent, if within 24 hours of the signing hereof the Company shall not have delivered to Parent evidence that this Agreement has been adopted by the Required Stockholder Votes; or

(g) by Parent, if a Material Adverse Effect shall have occurred after the date of this Agreement.

Section 8.2 Effect of Termination. In the event of termination of this Agreement and abandonment of the First Merger and the other Contemplated Transactions pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any breach of any agreement or covenant in this Agreement; and provided, further, that notwithstanding the foregoing, the terms of this Section 8.2 and Article X shall remain in full force and effect and shall survive any termination of this Agreement, whether in accordance with Section 8.1 or otherwise.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations and Covenants.

(a) The representations and warranties made by the Company in Article IV or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and shall expire on the 12-month anniversary of the Closing Date (the “General Expiration Date”), except that (i) each Fundamental Representation shall survive the Closing and expire on the earlier of the date that is 4 years after the Closing Date and 60 days after the expiration of all statutes of limitations applicable to the underlying matter, (ii) the Tax Representations and any claim for recovery under Section 9.2(a)(v) shall survive the Closing and expire on the date that is 60 days after the expiration of all statute of limitations applicable to the underlying matter, and (iii) the IP Representations shall survive the Closing Date and expire on the date that is 2 years after the Closing; provided, however, that if, at any time prior to the applicable expiration date referenced above, Parent delivers to the Holder Representative a Claim Certificate, then the claim asserted in such Claim Certificate shall survive the expiration of the applicable time period until such time as such claim is fully and finally resolved. The representations and warranties made by Parent and the Merger Subs in Article V or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall expire at the Closing. Notwithstanding this Section 9.1, in the event of Fraud with respect to any representation and warranty in this Agreement or other Transaction Document, such representation and warranty shall not expire.

(b) All covenants and obligations of the Company, Parent, Merger Sub I, Merger Sub II and the Holder Representative contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and continue in full force until performed in accordance with their terms; provided, however, that all covenants and obligations of the Company, Parent, Merger Sub I, Merger Sub II and the Holder Representative contained herein which by their terms contemplate performance prior to the Closing shall survive the Closing to the extent of such pre-Closing obligations only until the date that is twelve (12) months after the Closing.

Section 9.2 Right to Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the First Effective Time, each of the Indemnifying Holders, severally and in proportion to each such Indemnifying Holder’s respective Pro Rata Share, and not jointly, shall hold harmless and indemnify each of Merger Sub I, Merger Sub II, the Final Surviving Company, Parent and their respective officers, directors, employees, agents, representatives and affiliates (the “Parent Indemnified Parties”) against any Damages based upon, arising out from, related to any of the following:

(i) any breach or inaccuracy of any representation or warranty set forth in Article IV as of date hereof or as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of any such representation or warranty that by its terms speaks only as of a specific date or dates, which shall be true and correct as of such date or dates), or by the Company in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby,

(ii) any breach or violation of any covenant or agreement of the Company set forth in this Agreement or any other Transaction Documents and required to be performed prior to or at the Closing,

(iii) any inaccuracies in the Consideration Schedule, including with respect to unpaid Debt or Unpaid Company Transaction Expenses,

(iv) any Indemnified Taxes,

(v) any claims by (x) any current or former holder or alleged current or former holder of any equity interest or equity security of the Company or any predecessors, including Company Capital Stock, relating to or arising out of (i) the Mergers, this Agreement, the transactions contemplated hereby, including the allocation of the Merger Consideration, or (ii) such Person’s status or alleged status as an equity holder or ownership of equity interest in the Company or any predecessors at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, or (y) any Person to the effect that such Person is entitled to any equity interest or equity security or any payment in connection with the Mergers,

(vi) an amount equal to (i) the excess, if any, of (A) any amounts Parent, Merger Sub I, Merger Sub II, the Company or the Final Surviving Company are required by a Governmental Authority to pay, or which such Persons pay in settlement, in respect of any Dissenting Shares over (B) the amount of the Merger Consideration payable hereunder into which such Dissenting Shares would have been converted in the Mergers had such shares not been Dissenting Shares, plus (ii) all reasonable out-of-pocket expenses (including reasonable attorneys’ fees) incurred in connection with any proceeding instituted by holders of Dissenting Shares,

(vii) the reasonable out-of-pocket costs incurred by the Parent Indemnified Parties to enforce their rights hereunder,

(viii) 50% of the reasonable out-of-pocket defense costs incurred by the Parent Indemnified Parties to defend and administrate Third-Party Claims alleging facts or circumstances that, if true, would entitle a Parent Indemnified Party to recover under Section 9.2(a)(i); provided, that the limitations in this Article IX that would be applicable to a recovery under Section 9.2(a)(i) for such underlying matter of the Third-Party Claim shall be applicable to the corresponding claim under this Section 9.2(a)(viii), or

(ix) Fraud committed by or on behalf of the Company with respect to the representations and warranties set forth in this Agreement or any other Transaction Document.

(b) Limitations:

(i) The Parent Indemnified Parties shall not be entitled to recover for any Damages pursuant to representations and warranties with a General Expiration Date unless the total amount of Damages that the Parent Indemnified Parties have paid, incurred, suffered or sustained is at least $250,000 (the “Basket”), in which case the Parent Indemnified Parties shall be entitled to recover all such Damages (including the amount of the Basket).

(ii) The aggregate maximum liability of the Indemnifying Holders under this Article IX for Damages pursuant to inaccuracies in (i) representations and warranties with a General Expiration Date shall not exceed $3,300,000, (ii) IP Representations shall not exceed $9,900,000, and (iii) the Fundamental Representations and the Tax Representations shall not exceed the aggregate consideration that all Indemnifying Holders are collectively entitled to receive pursuant to this Agreement and the Warrant Cancellation Agreements.

(iii) Notwithstanding anything to the contrary set forth herein, except in the event of Personal Fraud, the aggregate indemnification obligations for any Indemnifying Holder under this Agreement shall not exceed the aggregate consideration that such Indemnifying Holder is entitled to receive pursuant to this Agreement and the Warrant Cancellation Agreements.

(iv) Notwithstanding anything in this Agreement, whether pursuant to the foregoing sentences or otherwise, there shall be no limitation on liability on any Damages arising from Fraud, intentional misrepresentation or willful breach solely with respect to the actual perpetrator who committed such Fraud, intentional misrepresentation or willful breach or who had actual knowledge thereof prior to the Closing (and failed to notify Parent of such Fraud prior to the Closing) (“Personal Fraud”).

(v) Other than claims for specific performance or injunctive relief and claims for Personal Fraud, (i) following the Closing, the indemnity provisions contained in this Article IX shall be the sole and exclusive remedies of the Parent Indemnified Parties for any claims for monetary Damages against the Indemnifying Holders relating to or arising out of matters set forth in Section 9.2(a), including, any breach of the representations and warranties in this Agreement, or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby, or for any failure to perform and comply with any covenant and agreements in this Agreement, and (ii) any claim relating to or arising out of matters set forth in Section 9.2(a) must be brought under and in accordance with the terms of this Agreement; provided, however, that, nothing in this Agreement shall limit the rights or remedies of any Parent Indemnified Party in connection with any of the Employee Agreements referenced in Section 7.2(f) or any other agreement that is executed in connection with the future employment with Parent, the Company or any of their Affiliates. Nothing in this Agreement shall be deemed a waiver by a party of any right or remedy with respect to Personal Fraud against the perpetrator thereof.

(vi) In entering into this Agreement, Parent and the Merger Subs acknowledge that they have relied solely upon the representations and warranties of this Agreement and the Transaction Documents and not on any other factual representations or opinions of the Company or its representatives. Except for the representations and warranties contained in this Agreement and the Transaction Documents, Parent and the Merger Subs acknowledge and agree that none of the Company or its Affiliates or Representatives nor any other Person is making, and Parent and the Merger Subs are not relying on, any other representation or warranty with respect to the Company, either express or implied.

(vii) Notwithstanding any other provision of this Agreement, the Indemnifying Holders shall not have any indemnification obligation under this Agreement for any (i) Taxes of the Company resulting from any action taken outside the ordinary course of business by the Company after the Closing on the Closing Date, (ii) Taxes to the extent such amounts have been included in Closing Indebtedness, Closing Net Working Capital, Company Transaction Expenses or otherwise taken into account in the calculation of the Closing Merger Consideration, (iii) Taxes that are with respect to any taxable period (or portion thereof) beginning after the Closing Date, (iv) Taxes resulting from any material breach or non-performance by Parent or any of its Affiliates (including, following the Closing Date, the Final Surviving Company) of any covenant in Section 6.7 of this Agreement with respect to Tax matters or (v) Damages related to or arising from the amount, value or condition of any Tax asset or attribute (e.g., net operating loss carryforward or Tax credit carryforward) of the Company or the ability of Parent, the Final Surviving Company or any of their Affiliates to utilize any such Tax asset or attribute in any taxable period or portion thereof (including any Straddle Period) beginning on or after the Closing Date.

Section 9.3 Payments.

(a) The amount of any Damages recoverable by a Parent Indemnified Party under Article IX shall be reduced by any insurance proceeds, indemnification payments, or reimbursements actually received or realized by such Parent Indemnified Party in respect of such Damages, net of all costs of recovery of such proceeds or payments, including deductibles and reasonably anticipated increases in insurance premiums, retroactive or otherwise (it being understood and agreed, however, that in no event shall any Parent Indemnified Party be required to claim, seek or otherwise obtain any such insurance coverage or proceeds, indemnification or reimbursement); provided that Parent will not cancel any prepaid insurance coverage obtained by the Company prior to the Closing or exclude the Company from any group or umbrella insurance policies of Parent that cover subsidiaries of Parent similarly situated to the Company. If any Parent Indemnified Party receives any amounts under applicable insurance policies or third party indemnification or contribution payments subsequent to its receipt of an indemnification payment by the Indemnifying Holders for the same matter, then such Parent Indemnified Party will, without duplication, promptly reimburse the Indemnifying Holders for any payment made by such Indemnifying Holders up to the amount received by the Parent Indemnified Party; provided, that the aggregate amount of reimbursement payments to any Indemnifying Holder will not in any event exceed the aggregate indemnification payment received by the Parent Indemnified Party from such Indemnifying Holder.

(b) For the purposes of determining the existence of any breach, representation, warranty or covenant hereunder and calculating Damages pursuant to Article IX, the representations and warranties of the Company contained in this Agreement or in any certificate delivered by the Company pursuant hereto shall be deemed to exclude any materiality (including the words “material” or “Material Adverse Effect”) or similar qualifiers contained therein.

(c) Any liability for indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach or other violation of more than one representation, warranty, covenant, agreement, certificate or certification. In addition, if and solely to the extent that an amount of Damages in connection with an indemnifiable matter was already specifically taken into account in connection with the calculation of the Merger Consideration and is clearly identifiable on the Consideration Schedule or the Working Capital Statement, the same amount of such Damages may not be recovered under this Article IX.

(d) The parties hereto acknowledge the common law duty to mitigate damages under the laws of the State of Delaware.

Section 9.4 Claims and Procedures.

(a) If a Parent Indemnified Party determines in good faith that it has a bona fide claim for indemnification pursuant to this Article IX, then Parent may deliver to the Holder Representative a certificate (any certificate delivered in accordance with the provisions of this (a), a “Claim Certificate”):

(i) stating that a Parent Indemnified Party has a claim for indemnification pursuant to this Article IX;

(ii) to the extent possible, contain a good faith non-binding, preliminary estimate of the amount to which such Parent Indemnified Party claims to be entitled to receive, which shall be the amount of Damages such Parent Indemnified Party claims to have so incurred or suffered or would reasonably be expected to incur or suffer; and

(iii) specifying in reasonable detail (based upon the information then possessed) the material facts known to the Parent Indemnified Party giving rise to such claim.

(b) No delay in providing such Claim Certificate shall affect a Parent Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Indemnifying Holders are materially prejudiced thereby.

(c) If the Holder Representative, as the case may be, in good faith objects to any claim made in any Claim Certificate, then the Holder Representative shall deliver a written notice (a “Claim Dispute Notice”) to Parent during the 30-day period commencing upon receipt by the Holder Representative of the Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim. If the Holder Representative does not deliver a Claim Dispute Notice hereunder prior to the expiration of such 30-day period, then (i) each claim for indemnification set forth in such Claim Certificate shall be deemed to have been conclusively determined in favor of the applicable Parent Indemnified Party for purposes of this Article IX on the terms set forth in the Claim Certificate and (ii) if any amount remains in the Indemnity Escrow Fund, then Parent and the Holder Representative shall cause cash and shares of Parent Common Stock (valued at the Parent Stock Price) in the Indemnity Escrow Fund, on a proportionate basis, to be delivered to Parent in satisfaction of the applicable Damages in accordance with this Section 9.4.

(d) If a Claim Dispute Notice is properly delivered hereunder, then Parent and the Holder Representative shall attempt in good faith to resolve any such objections raised in such Claim Dispute Notice. If Parent and the Holder Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Holder Representative shall be prepared and signed by both parties and, if any amount remains in the Indemnity Escrow Fund, then Parent and the Holder Representative shall cause cash and shares of Parent Common Stock (valued at the Parent Stock Price) in the Indemnity Escrow Fund, on a proportionate basis, to be delivered to Parent in satisfaction of the applicable Damages in accordance with this Section 9.4.

(e) If no such resolution can be reached during the 45-day period following receipt of a given Claim Dispute Notice hereunder, then upon the expiration of such 45-day period, Parent may bring suit to resolve the objection in accordance with Section 10.10 and Section 10.11.

Section 9.5 Defense of Third-Party Claims. In the event Parent becomes aware of a claim by a third party (a “Third-Party Claim”) that Parent in good faith believes may result in a claim under Section 9.2(a), (a) Parent shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and (b) Parent shall provide the Holder Representative prompt notice in writing of such Third-Party Claim and will provide the Holder Representative a copy of any notice or other documentation submitted by the third party making such Third-Party Claim. The Holder Representative shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not adversely affect any privilege relating to any Parent

Indemnified Party, subject to execution by the Holder Representative of a customary non-disclosure agreement in a form reasonably acceptable to Parent to the extent that such materials contain confidential or propriety information. The Holder Representative will have the opportunity to participate at the Holder Representative’s own cost (on behalf of the Indemnifying Holders) in, but not direct or conduct, any defense of such Third-Party Claim, and Parent will keep the Holder Representative reasonably informed concerning the progress of such Third-Party Claim and will consider in good faith recommendations made by the Holder Representative with respect to the defense of such Third-Party Claim. No settlement, adjustment or compromise by Parent of any such Third-Party Claim shall be determinative of the amount of Damages that are recoverable hereunder unless the Holder Representative has consented to any such settlement, adjustment or compromise (which consent shall not be unreasonably conditioned, withheld or delayed), or fails to respond to Parent in writing within 15 Business Days after a written request for such consent by Parent.

Section 9.6 Characterization of Indemnification Payments. The parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the purchase price unless otherwise required by Law.

Section 9.7 Holder Representative.

(a) By the adoption of the Mergers, and by receiving the benefits thereof, including any consideration payable hereunder, each Indemnifying Holder shall be deemed to have approved Shareholder Representative Services LLC as the Holder Representative as of the Closing for all purposes in connection with this Agreement and any related agreements. The Holder Representative may resign at any time.

(b) The Holder Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence, bad faith or willful misconduct. The Holder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Holders shall indemnify the Holder Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence, bad faith or willful misconduct of the Holder Representative, the Holder Representative will reimburse the Indemnifying Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Holder Representative from (i) the funds in the Holder Expense Fund and (ii) any other funds that become payable to the Indemnifying Holders under this Agreement at such time as such amounts would otherwise be distributable to the Indemnifying Holders; provided, that while the Holder Representative may be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. The Holder Representative may, upon receipt of a claim notice or similar that is reasonably likely to give rise to a Representative Loss (as determined in good faith by the Holder Representative), withhold from any distribution of the Holder Expense Fund an amount as may be reasonably expected to cover such Representative Loss until such matter is resolved. In no event will the Holder

Representative be required to advance its own funds on behalf of the Indemnifying Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Holder Representative or the termination of this Agreement.

(c) Upon the Closing, the Company will wire the Expense Amount to the Holder Representative, which will be used for any expenses incurred by the Holder Representative. The Indemnifying Holders will not receive any interest or earnings on the Holder Expense Fund and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Holder Representative’s responsibilities, the Holder Representative will deliver any remaining balance of the Holder Expense Fund to the Paying Agent for further distribution to the Indemnifying Holders. For tax purposes, the Holder Expense Fund will be treated as having been received and voluntarily set aside by the Indemnifying Holders at the time of Closing.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the Contemplated Transactions, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.2 Costs and Attorneys’ Fees. Subject to the limitations set forth herein, including Article IX, in the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party’s costs and reasonable attorneys’ fees incurred in connection with each and every such action, suit or other proceeding, including any and all appeals and petitions therefrom.

Section 10.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing, and (c) if sent by e-mail transmission, when transmitted provided, that such notices, requests, demands and other communications are delivered to the applicable address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(a) if to the Company (prior to the Closing), to:

Cycuity, Inc.

333 West San Carolos Street

6th Floor

San Jose, CA 95110

Attention: Chief Executive Officer; Chief Financial Officer

Email: andreas.kuehlmann@cycuity.com; brenda@cycuity.com

with copies (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

3570 Carmel Mountain Rd, Suite 200

San Diego, CA 92130

Attention: John Tolpa; Jordan Murray

Email: jtolpa@gunder.com; jmurray@gunder.com

(b) if to Parent or Merger Sub or, if after the Closing, to the Company, to:

Arteris, Inc.

900 E. Hamilton Avenue, Suite 300

Campbell, CA 95008

Attention: Paul Alpern, General Counsel

Email: paul.alpern@arteris.com

with copies (which shall not constitute notice) to:

Freshfields US LLP

One Bush Street

17th Floor

San Francisco, CA 94104

Attention:   Phillip Stoup

Email:     phillip.stoup@freshfields.com

Freshfields US LLP

855 Main St

Redwood City, CA 94063

Attention:   John Fisher

Email:     john.fisher@freshfields.com

(c) if to the Holder Representative, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention:   Managing Director

Email:     Deals@srsacquiom.com

Section 10.4 Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. Any reference to a Governmental Authority shall be deemed also to refer to any successor thereto unless the context requires otherwise. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” All references to “$” or “dollars” herein shall be references to lawful currency of the United States of America. For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation,” (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa, (c) words of one gender shall be deemed to include the other gender as the context requires, (d) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified, and (e) the use of the word “or” shall not be exclusive.

Section 10.5 Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid, illegal or unenforceable to the extent consistent with the intent of the parties as reflected by this Agreement. To the extent permitted by applicable Law, each party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

Section 10.6 Entire Agreement. This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement), the Confidentiality Agreement, and the other Transaction Documents constitute the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement, the Confidentiality Agreement and the other Transaction Documents, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to such subject matter, except as otherwise expressly provided in this Agreement.

Section 10.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties to this Agreement, provided that the prior written consent of the Holder Representative shall only be required after the Closing, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, however, that Parent or the Merger Subs may assign any rights hereunder to a wholly owned subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns.

Section 10.8 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as expressly provided in Section 6.13 hereof.

Section 10.9 Waivers and Amendments. This Agreement may be amended or modified only by a written instrument executed by all of the parties to this Agreement. Any failure of the parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.9.

Section 10.10 Governing Law; Consent to Jurisdiction. This Agreement, and any action, suit or other legal proceeding arising out of or relating thereto, shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such state, without giving effect to conflicts of laws or choice of law principles that would result in the application of the laws of another jurisdiction. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting within the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for in the notices in Section 10.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 10.11 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.11.

Section 10.12 Equitable Remedies. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that (a) the parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement and (b) the right of specific enforcement is an integral part of the Contemplated Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.12 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

Section 10.13 Counterparts. This Agreement may be executed by electronic mail transmission or in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 10.14 Company Representation.

(a) Conflicts of Interest. Parent acknowledges that Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP (“Gunderson Dettmer”) has, on or prior to the Closing Date, represented one or more of the Holder Representative, the Holders, the Company, and their respective officers, employees, and directors (each such Person, other than the Company, a “Designated Person”) in one or more matters relating to this Agreement or any other agreements or transactions contemplated by this Agreement (including any matter that may be related a litigation, claim or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters in which Parent or any of its Affiliates (including the Final Surviving Company), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other with respect to matters relating to this Agreement or any other agreements or transactions contemplated by this Agreement (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Gunderson Dettmer will represent them in connection with such matters. Accordingly, each of Parent and the Company hereby (i) waives and shall not assert, and agrees after the Closing to direct its Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by Gunderson Dettmer of one or more Designated Persons in connection with one or more Post-Closing Matters, and (ii) agrees that, in the event that a Post-Closing Matter arises, Gunderson Dettmer may represent one or more Designated Persons in Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Parent or any of its Affiliates (including the Company), and even though Gunderson Dettmer may (i) have represented the Company in a matter substantially related to such dispute or (ii) be currently representing Parent, the Company or any of their respective Affiliates in matters not substantially related to such dispute.

(b) Attorney-Client Privilege. Each of the parties hereto agrees, on behalf of itself and, in case of Parent after the Closing, on behalf of the Company, that any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Gunderson Dettmer, on the one hand, and any Designated Person or the Company (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by Gunderson Dettmer, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) shall survive the Closing and remain in effect and all associated rights to assert, waive or otherwise administer the attorney-client privilege and the exception of client confidence (the “Associated Rights”) belongs to the Final Surviving Company and Parent following the Closing, and may be controlled only by the Final Surviving Company and Parent and shall not pass to, remain with or be claimed by the Indemnifying Holders or any Designated Person. Notwithstanding anything to the contrary in the foregoing, (a) in the event that a dispute arises between any of Parent, the Final Surviving Company or their respective Affiliates, on the one hand, and any Indemnifying Holder or a Designated Person, on the other hand, each of Parent, the Final Surviving Company and their respective Affiliates, agrees that none of Parent, the Final Surviving Company and their Affiliates shall assert or use any Pre-Closing Privileges or Associated Rights against any Indemnifying Holder or Designated Person or assert any such privileged communications or information (or introduce any of the foregoing as evidence)

in a dispute with any Indemnifying Holder or Designated Person and (b) Parent and the Final Surviving Company agree not invoke any attorney-client privilege, attorney work product protection or expectation of client confidentiality applicable to the Pre-Closing Privileges or Associated Rights or prevent the Indemnifying Holders or a Designated Person from using any such Pre-Closing Privileges or Associated Rights in any dispute with Parent or its Affiliates (including the Final Surviving Company); provided that this sentence shall not apply to (x) any claim of a Parent Indemnified Parties based on any Fraud by or on behalf of the Company prior to the Closing, or of any Indemnifying Holder or Designated Person. Parent, the Final Surviving Company and their respective Affiliates shall be permitted to use the Pre-Closing Privileges or assert the Associated Rights in any defense or counter-claim in connection with a third party claim against the applicable third-party claimant, but shall not waive the Associated Rights in connection therewith without the prior written consent of the Holder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

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IN WITNESS WHEREOF, Parent, Merger Subs, the Company and the Holder Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ARTERIS, INC.

By:	/s/ Nick Hawkins
Name:	Nick Hawkins
Title:	CFO

CABERNET MERGER SUB I, INC.

By:	/s/ Nick Hawkins
Name:	Nick Hawkins
Title:	President

ARTERIS SECURITY, LLC

By:	/s/ Nick Hawkins
Name:	Nick Hawkins
Title:	President

IN WITNESS WHEREOF, Parent, Merger Subs, the Company and the Holder Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE COMPANY:

CYCUITY, INC.

By:	/s/ Andreas Kuehlmann
Name:	Andreas Kuehlmann
Title:	Chief Executive Officer

IN WITNESS WHEREOF, Parent, Merger Subs, the Company and the Holder Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

HOLDER REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director